File No. 82-188
October 24, 2007

Re: Kirin Holdings Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

- **Strategic Alliance Between Kyowa Hakko Group and Kirin Group**
- **Notification with Respect to the Strategic Alliance Between Kyowa Hakko Group and Kirin Group Centering Around the Integration of Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited**
- **Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.**
- **Notification with Respect to the Conclusion of the Share Exchange Agreement**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Holdings Company, Limited

By ____________________

Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

October 22, 2007

For Immediate Release

Kyowa Hakko Kogyo Co., Ltd.
Kirin Pharma Company, Limited
Kirin Holdings Company, Limited

Strategic Alliance Between Kyowa Hakko Group and Kirin Group

Maximizing Synergy Through an Alliance Centered Around the Pharmaceutical Business

Kyowa Hakko Kogyo Co., Ltd. (President and CEO, Yuzuru Matsuda, "Kyowa Hakko"), Kirin Pharma Company, Limited (President and Chairman of the Board of Directors, Katsuhiko Asano, "Kirin Pharma") and Kirin Holdings Company, Limited (President and CEO, Kazuyasu Kato, "Kirin Holdings") have reached an agreement with respect to a strategic alliance between the Kyowa Hakko Group and the Kirin Group targeting the overall businesses of both groups (the "Strategic Alliance") and accordingly, on October 22, 2007, entered into an integration agreement. Both groups will promote the business collaboration arising from the Strategic Alliance, enhance competitiveness and management efficiency, maximize synergy and will aim to improve their corporate values through further development.

Kyowa Hakko and Kirin Pharma, the pharmaceutical business in the Kirin Group, will be integrated to allow the parties to create synergy at an early stage. Based on the strength of each company in biotechnology, both groups will endeavor to develop a global top-class research and development-centered life sciences company based in Japan.

In preparation for the integration of the two groups, Kirin Holdings will acquire a total number of shares of common stock equivalent to 50.10% of the total issued shares of Kyowa Hakko through a tender offer (the "Tender Offer") and a share exchange to be implemented between Kyowa Hakko and Kirin Pharma (the "Share Exchange").

Kirin Holdings is scheduled to purchase 111,578,000 shares (27.95% of the total issued shares of Kyowa Hakko) and the Tender Offer period will be from October 31 to December 6, 2007. The purchase price per share is 1,500 yen, and the aggregate amount required for the total purchase will be 167,367.0 million yen. The Board of Directors of Kyowa Hakko has resolved to approve the Tender Offer.

After the completion of the Tender Offer, on April 1, 2008, Kirin Pharma will become a wholly-owned subsidiary of Kyowa Hakko through the Share Exchange (8,862 shares of common stock of Kyowa Hakko will be allocated and delivered for one (1) share of the common stock of Kirin Pharma held by Kirin Holdings), and Kyowa Hakko will become a consolidated subsidiary of Kirin Holdings. Furthermore, Kyowa Hakko and Kirin Pharma will merge effective October 1, 2008, with Kyowa Hakko as the surviving company (the "Surviving Company"), and the trade name of the Surviving Company will become Kyowa Hakko Kirin Co., Ltd.

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, Kyowa Hakko will allocate new shares to Kirin Holdings, at 1,500 yen per share, with the stock payment date set for March 25, 2008 (the "Third Party Allocation of New Shares"), in the amount necessary for Kirin Holdings to acquire, in conjunction with the shares delivered to Kirin Holdings in the Share Exchange between Kyowa Hakko and Kirin Pharma, a number of shares equivalent to 50.10% of the issued shares of Kyowa Hakko as of the effective date of the Share Exchange.

The domestic and international business environment of the pharmaceutical industry is undergoing drastic changes, including the revision of medical treatment fees and pharmaceutical price reductions due to changes in the medical system, increased global competition concerning the research and development of new drugs and the increased costs of research and development in order to discover new pharmaceuticals.

Both Kyowa Hakko and Kirin Pharma are strong in antibody drug technology-centered biotechnology. Through the integration of this strength, both companies aim to further bolster their operations. By strengthening their operational base and maximizing their synergy in each sector including research, development, manufacturing and sales, both in Japan and overseas, both companies aim to further accelerate global growth and to provide new medical values.

Kyowa Hakko Group is a research and development focused corporate group composed of Kyowa Hakko, which is a holding company and also operates the pharmaceutical and bio-chemical businesses, and its subsidiaries Kyowa Hakko Chemical Co., Ltd. and Kyowa Hakko Food Specialties Co., Ltd. which are engaged in the chemical business and food business, respectively. Recently, the group has been focusing on cancer fighting drugs and antibodies, promoting feature-specific biotechnology, such as the development of POTELLIGENT® Technology which is expected to enhance the ADCC (Antibody-Dependent Cellular Cytotoxicity) activity of an antibody up to 100-fold*.

The Kirin Group is striving to achieve significant growth based on the Kirin Group's long-term management vision "Kirin Group Vision 2015 (or KV 2015)" in its businesses centered around alcohol, beverages and pharmaceuticals. Kirin Pharma operates the group's pharmaceutical business with a focus on kidney, cancer (including leukemia) and immune deficiency and communicable diseases, and has achieved a strong position as a bio-pharmaceutical manufacturer. In addition, it is promoting research and development in the fields of human antibody and cell-based therapeutics, which it considers to be central to their future operations.

Since each group also operates in a number of similar non-pharmaceutical businesses, integration and alliances will be promoted in such business. The bio-chemical business of Kyowa Hakko is planning to spin off as a subsidiary of the Surviving Company by April 2010. Deliberations for the integration of the alcohol and health food mail-order businesses with the corresponding businesses in the Kirin Group is expected to be commenced. With respect to the food business, Kyowa Hakko will consider integrating its food business with Kirin Food-Tech Company, Limited, and for its chemical business,

* The feature of POTELLIGENT® Technology, which was developed independently by Kyowa Hakko, is that it significantly improves ADCC activity by reducing the amount of fucose in the carbohydrate structure of an antibody, for example, allowing the antibody to target and efficiently destroy cancer cells.

Kyowa Hakko will focus on stabilizing its profitability and strengthening its competitiveness through alliances with other companies.

Kyowa Hakko Group and Kirin Group will strive to maximize the synergies based on the strengths of the two groups and to further enhance their respective corporate values through the Strategic Alliance.

< Enclosed: "Overview of the Strategic Alliance and Tender Offer" and "Over view of the Share Exchange" (2 pages)>

<Contact Information>

Kyowa Hakko Kogyo Co., Ltd.
Corporate Communications Department
(Tel: +813- 3282-0009)
(Fax: +813-3282-0990)
http://www.kyowa.co.jp

Kirin Pharma Company, Limited
General Affairs Department Administration and Public Relations
(Tel: +813- 5485-6207)
(Fax: +813-3499-6152)
http://www.kirinpharma.co.jp

Kirin Holdings Company, Limited
Corporate Communications Department
(Tel: +813- 5540-3448)
(Fax: +813-5540-3550)
http://www.kirinholdings.co.jp

1. Overview of the Surviving Company (After the Merger)

Trade Name of the Surviving Company after the Merger	KYOWA HAKKO KIRIN CO., LTD.
Address	1-6-1 Ohtemachi, Chiyoda-ku, Tokyo
President and CEO	Yuzuru Matsuda, (current President of Kyowa Hakko) (scheduled)
Executive Vice President	Tomohiro Mune, (current Managing Director of Kirin Holdings) (scheduled)

2. Kyowa Hakko Kogyo Co., Ltd.

Trade Name	KYOWA HAKKO KOGYO CO., LTD.
Address	1-6-1 Ohtemachi, Chiyoda-ku, Tokyo
President and CEO	Yuzuru Matsuda
Net Sales	354.2 billion yen (fiscal year ended March 31, 2007/ consolidated)
Net Income	12.6 billion yen (fiscal year ended March 31, 2007/ consolidated)
Paid-in Capital	26.7 billion yen (as of March 31, 2007)
Major Shareholders	The Master Trust Bank of Japan Ltd. (Trust account)
	The Dai-ichi Mutual Life Insurance Company
	Japan Trustee Services Bank, Ltd. (Trust account)

	The Norinchukin Bank
	Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. Asset Management Re-entrust Services
Year of Incorporation	1949
Employees	5,756 people (as of March 31, 2007, consolidated)
Business Description	Production and sales of pharmaceutical products for medical professionals, raw materials for industrial and pharmaceutical use, healthcare products, products for the agriculture and livestock industry and the fishing industry, alcohol, etc.
Principal Products	Coniel®, Allelock®, Depakene®, various amino acids.

3. Kirin Pharma Company, Limited

Trade Name	Kirin Pharma Company, Limited
Address	6-26-1 Jingumae, Shibuya-ku, Tokyo
President and Chairman of the Board of Directors	Katsuhiko Asano
Net Sales	67.2 billion yen (fiscal year ended December 31, 2006/consolidated)
Operating Income	12.0 billion yen (fiscal year ended December 31, 2006/consolidated)
Paid-in Capital	3.0 billion yen (as of July 1, 2007)
Major Shareholders	Kirin Holdings Company, Limited
Year of Incorporation	2007
Employees	1,270 people (as of July 1, 2007)
Business Description	Production, sales, import and export of pharmaceutical products
Principal Products	NESP, ESPO, GRAN

4. Kirin Group (Consolidated)

Net Sales	1,665.9 billion yen (fiscal year ended December 31, 2006/consolidated)
Net Profit	53.5 billion yen (fiscal year ended December 31, 2006/consolidated)
Paid-in Capital	102.0 billion yen (as of June 30, 2007)
Employees	23,332 people (as of December 31, 2006, consolidated)
Business Description	Production and sales, of alcoholic/non-alcoholic beverages, pharmaceutical products and health and functional food products, etc.

5. Organizational Structure Hereafter

After the completion of the Tender Offer, the Third Party Allocation of New Shares and the Share Exchange, Kyowa Hakko will become a consolidated subsidiary of Kirin Holdings. The effective date of the Share Exchange is April 1, 2008. Furthermore, Kyowa Hakko and Kirin Pharma will merge on October 1, 2008. The Surviving Company will maintain its listing on the stock exchange. As a principle, Kirin Holdings will cooperate in the strongest reasonable manner to maintain the listing of shares of the Surviving Company on the stock exchange and the shareholding ratio of Kirin Holdings in the Surviving Company shall be maintained at 50.10% for a period of 10 years.

Organizational Chart


After October 1, 2008
Kirin Holdings Company, Limited
Group Headquarters
(Listing maintained)
Kyowa Hakko Kirin Co., Ltd.
Kyowa Hakko Chemical, Co., Ltd.
Kyowa Hakko Food Specialties Co., Ltd.
Kirin Brewery Company, Limited
Mercian Corporation
Kirin Beverage Company, Limited
Lion Nathan Limited
Kirin Yakult NextStage Co., Ltd.
Kirin Food-Tech Company, Limited
Other Operating Companies
Kirin Business Expert Company, Limited

6. Overview of the Tender Offer

(1)	Period:	From Wednesday, October 31, 2007 through Thursday, December 6, 2007 (26 business days in Japan)
(2)	Purchase price:	1,500 yen per share (The aggregate tender offer price is scheduled to be 167,367 million yen)
(3)	Number of Shares Scheduled to be Purchased:	111,578,000 shares (27.95% (scheduled) of the total issued shares)

7. Overview of the Share Exchange

(1) Schedule of the Share Exchange

a. October 22, 2007 Conclusion of the Share Exchange Agreement

b. April 1, 2008 Effective date of the Share Exchange

(2) Share Exchange Ratio

Kyowa Hakko will allocate and deliver 8,862 shares of common stock for one (1) share of the common stock of Kirin Pharma.

(3) Number of Shares to be Issued through the Share Exchange

In the Share Exchange, Kyowa Hakko will issue 177,240,000 shares of the common stock

(Note) The implementation of the Share Exchange is conditioned upon approval for the Share Exchange being obtained at the extraordinary meeting of shareholders of Kyowa Hakko which will be held after the Tender Offer is completed (the "Extraordinary Meeting of Shareholders of Kyowa Hakko").

8. Overview of the Third Party Allocation of New Shares

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, Kyowa Hakko will allocate new shares to Kirin Holdings, at 1,500 yen per share, with the stock payment date set for March 25, 2008, in the amount necessary for Kirin Holdings to acquire, in conjunction with the shares delivered to Kirin Holdings in the Share Exchange between Kyowa Hakko and Kirin Pharma, a number of shares equivalent to 50.10% of the issued shares of Kyowa Hakko as of the effective date of the Share Exchange.

(Note) If the Third Party Allocation of New Shares is implemented, Kyowa Hakko will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

October 22, 2007

For Immediate Release

Company Name: Kyowa Hakko Kogyo Co., Ltd.
Name of Representative: Yuzuru Matsuda, President and CEO
(Stock Code: 4151)
Direct your queries to: Tetsuro Kuga, Corporate Communications Director
(Tel: +813- 3282-0009)

Company Name: Kirin Pharma Company, Limited
Name of Representative: Katsuhiko Asano, President and Chairman of the Board of Directors
Direct your queries to: Shigeru Morotomi, Director of General Affairs Department
(Tel: +813- 5485-6207)

Company Name: Kirin Holdings Company, Limited
Name of Representative: Kazuyasu Kato, President and CEO
(Stock Code: 2503)
Direct your queries to: Ippei Maeda, Corporate Communications Director
(Tel: +813- 5540-3455)

Notification with Respect to the Strategic Alliance Between Kyowa Hakko Group and Kirin Group Centering Around the Integration of Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited

Kyowa Hakko Kogyo Co., Ltd. (President and CEO, Yuzuru Matsuda, "Kyowa Hakko"), Kirin Pharma Company, Limited (President and Chairman of the Board of Directors, Katsuhiko Asano, "Kirin Pharma") and Kirin Holdings Company, Limited (President and CEO, Kazuyasu Kato, "Kirin Holdings") have reached an agreement with respect to a strategic alliance between the Kyowa Hakko Group and the Kirin Group centering around the integration of Kyowa Hakko and Kirin Pharma (the "Strategic Alliance"). Accordingly, Kyowa Hakko, Kirin Pharma and Kirin Holdings have entered into an integration agreement (the "Integration Agreement"), and Kyowa Hakko and Kirin Pharma have entered into a share exchange agreement (the "Share Exchange Agreement") pursuant to the resolutions of the respective meetings of the Board of Directors held today. In connection with such resolutions, we would like to provide notice of the following:

1. Purpose and Basic Policy with Respect to the Strategic Alliance

In the pharmaceutical business, which is the core business for both the Kyowa Hakko Group and the Kirin Group, the competitiveness of both the domestic and international environments has significantly increased due to changes brought about by reforms in the pharmaceutical industry. Such changes include the revision of medical treatment fees and pharmaceutical price reductions due to changes in the medical system, increased efforts to contain drug costs, challenges presented by large U.S. and European pharmaceutical corporations, increased global competition concerning the research and development of new drugs and the increased costs of research and development in order to discover new pharmaceuticals. In order to overcome this difficult environment and to promote global growth with a sense of speed, both groups decided that, rather than pursuing business development separately, the two companies should strengthen their management base through integration.

Based on this shared awareness, the Kyowa Hakko Group and the Kirin Group agreed on a

fundamental concept of building a new company out of the combination of the respective distinctiveness and strengths of both companies, based on the strength of both companies in biotechnology, with the goal of developing a global top-class research and development-centered life sciences company based in Japan, and have decided to form the Strategic Alliance centering around the integration of Kirin Pharma and Kyowa Hakko (the "Integration").

With respect to the integration of the pharmaceutical businesses around which the Strategic Alliance centers, antibody drug technology-centered biotechnology is the strength of both Kyowa Hakko and Kirin Pharma. Through the integration of antibody technologies, both companies aim to improve drug development capabilities, expand opportunities to acquire novel antigens through an improved presence in the antibody drug sector and increase development speed and proactive overseas development of antibody drugs through the mutual exploitation of antibody technologies. Furthermore, through the Integration, Kyowa Hakko and Kirin Pharma expect an increase in the scale of research and development and marketing, the establishment of effective business operations systems, and the further strengthening of the profitability and competitiveness of their pharmaceutical business, all of which is believed to result in a strengthening of the operational base.

With respect to industries other than the pharmaceutical business, there are many similarities between the businesses in which the Kyowa Hakko Group and the Kirin Group operate (food, alcohol, health products mail-order business, and others) and both Groups plan to raise corporate value through the promotion of effective business integration and co-operation in each such industry.

The fundamental principle of the Strategic Alliance is the establishment of mutual cooperation across the whole business operation of both the Kyowa Hakko Group and the Kirin Group at the group level. Accordingly, the Kyowa Hakko Group and the Kirin Group aim to enhance synergy, strengthen competitiveness, improve management efficiency, realize further improved growth and maximize corporate value as a result of the advancement, through mutual discussion on an equal footing (regardless of business scale or capital relationship) of strategic business alliance and collaboration, leveraging off of each company's respective strengths to their best advantage.

2. Contents of the Strategic Alliance

(1) Summary of the Strategic Alliance

The parties intend to realize the following transactions which have been mutually agreed on, conditioned upon obtaining promptly, based on applicable laws and regulations, the approval of the general meeting of shareholders of each company or the approval and other necessary procedures of the relevant domestic/overseas regulatory authorities.

a. Acquisition of Shares of Kyowa Hakko by Kirin Holdings

Prior to the Integration, Kirin Holdings plans to implement the tender offer for the shares of common stock of Kyowa Hakko, at a purchase price of 1,500 yen per share, from Wednesday, October 31, 2007 through Thursday, December 6, 2007 (the "Tender Offer"). Furthermore, the Board of Directors of Kyowa Hakko resolved to approve the Tender Offer at the meeting held on October 22, 2007. The Tender Offer is being conducted so that Kirin Holdings may acquire, in conjunction with the shares of common stock allocated and delivered to Kirin Holdings in the share exchange between Kyowa Hakko and Kirin Pharma (the "Share Exchange") as described below in "b.", a total number of shares equivalent to 50.10% of the standard number of shares of Kyowa Hakko (the "Standard Number of Shares") as of the effective date of the Share Exchange.

(Note 1) The Standard Number of Shares of Kyowa Hakko is the sum of (i) the total number of issued common stock of Kyowa Hakko (including the number of treasury shares of common stock held by Kyowa Hakko) and (ii) any excess of the number of shares of common stock underlying the stock acquisition rights issued by Kyowa Hakko, over the number of treasury shares of common stock held by Kyowa Hakko.

(Note 2) If the total number of tendered shares and other securities is less than 79,849,000 shares, none of the tendered shares or other securities will be purchased by Kirin Holdings. If the total number of shares tendered in the Tender Offer exceeds 111,578,000 shares, none or some of the excess shares may be purchased, and pursuant to the *pro rata* method as defined in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law and Article 32 of the Cabinet Office

Ordinance regarding disclosure of tender offer for shares and other securities by non-issuers, Kirin Holdings will make delivery and other settlements with respect to the purchase of shares.

(Note 3) The Tender Offer may be cancelled upon the occurrence of an event which has a material adverse affect on, among others, the operations or the assets of Kyowa Hakko.

For details of the Tender Offer, please refer to the "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.", released today by Kirin Holdings.

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, conditioned upon approval being obtained at the extraordinary meeting of shareholders which Kyowa Hakko plans to convene promptly after the conclusion of the Tender Offer (the "Extraordinary Meeting of Shareholders of Kyowa Hakko") for (i) the Share Exchange Agreement with respect to the Share Exchange described in "b." below, and (ii) other agenda items necessary for the execution of the Integration, Kyowa Hakko will allocate new shares toKirin Holdings, at 1,500 yen per share, with the stock payment date set for March 25, 2008 (the "Third Party Allocation of New Shares"), in the amount necessary for Kirin Holdings to acquire, in conjunction with the common stock of Kyowa Hakko delivered to Kirin Holdings in the Share Exchange between Kyowa Hakko and Kirin Pharma, a number of shares equivalent to 50.10% of the Standard Number of Shares of Kyowa Hakko as of the effective date of the Share Exchange. If the Third Party Allocation of New Shares is implemented, Kyowa Hakko will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

In addition, if the Third Party Allocation of New Shares is implemented, its details shall be provided as soon as they are determined.

b. Share Exchange between Kyowa Hakko and Kirin Pharma and the Integration of the Pharmaceutical Business through Subsequent Merger

After the Tender Offer is completed, to promptly implement the integration of the pharmaceutical businesses, conditioned upon approval being obtained at their respective general meetings of shareholders, Kyowa Hakko and Kirin Pharma will conduct the Share Exchange effective as of April 1, 2008. As a result of the Share Exchange, Kirin Pharma will become a wholly owned subsidiary of Kyowa Hakko, while Kirin Holdings shall become the parent holding company, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the Standard Number of Shares of Kyowa Hakko. Through the Share Exchange, Kyowa Hakko will allocate and deliver 8,862 shares of common stock of Kyowa Hakko for one share of common stock of Kirin Pharma held by Kirin Holdings, a total of 177,240,000 shares (Kirin Pharma shall cancel all common shares of treasury shares that Kirin Pharma holds by the day before the effective date of the Share Exchange). Provided, however, that the Share Exchange shall be conducted conditioned upon the occurrence of either (i) the completion of purchase of the number of shares equivalent to the maximum number of shares scheduled to be purchased (111,578,000 shares) by Kirin Holdings in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer.

After the Share Exchange becomes effective, Kyowa Hakko as the surviving company (the "Surviving Company") and Kirin Pharma as the merging company will merge (the "Merger") (the effective date of the Merger shall be October 1, 2008). As a result of the Merger, the integration of pharmaceutical business between Kyowa Hakko and Kirin Pharma will be complete. Matters to be provided in the merger agreement (the "Merger Agreement"), other than the above, will be determined before the conclusion of the Merger Agreement with respect to the Merger. In accordance with the Merger, the trade name of the Surviving Company will change and, after approval from the general meeting of shareholders, the trade name of the Surviving Company after the Merger shall become "Kyowa Hakko Kirin Co., Ltd.".

The reason for implementing the Share Exchange prior to the Merger as described above is to aid the prompt progress of preparations for the Merger by making Kirin Pharma a wholly owned

subsidiary of Kyowa Hakko. For details of the Share Exchange, please refer to the "Notification with Respect to Conclusion of the Share Exchange Agreement Between Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited", released today by Kyowa Hakko, Kirin Pharma and Kirin Holdings.

(2) Promotion Structure for the Integration

After the conclusion of the Integration Agreement, the Kyowa Hakko Group and the Kirin Group will establish an integration preparatory committee co-chaired by the Presidents of Kyowa Hakko and Kirin Pharma, and will smoothly and swiftly promote the Integration and business partnership/alliance of the two groups.

(3) Management Structure of the Surviving Company after the Merger

Trade Name of the Surviving Company after the Merger	Kyowa Hakko Kirin Co., Ltd.
President and CEO	Yuzuru Matsuda, (Current President of Kyowa Hakko) (scheduled) Yuzuru Matsuda, the President of the Surviving Company, will also serve as a Director of Kirin Holdings.
Executive Vice President	Tomohiro Mune, (Current Managing Director of Kirin Holdings) (scheduled)
Composition of Directors	7 persons in total (includes Yuzuru Matsuda and Tomohiro Mune) 5 persons from Kyowa Hakko (including one Outside Director) 2 persons from the Kirin Group * The Surviving Company plans to adopt the Managing Officers System (*shikko yakuin seido*).
Composition of Auditors	5 persons in total (including one part-time Auditor) 4 persons from Kyowa Hakko (including three Outside Auditors (one of whom will be part-time) 1 person from the Kirin Group

(4) Relationship between the Surviving Company and Kirin Holdings after the Merger

After the Integration, the Surviving Company will become a consolidated subsidiary of Kirin Holdings which, as a pure holding company, will hold a majority of the shareholder voting rights of the Surviving Company. The Surviving Company will, while respecting the fundamental principles of the Kirin Group operation, conduct an autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. In addition, the Ratio of the Standard Number of Shares of Kirin Holdings in the Surviving Company shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and after the Integration, Kirin Holdings will cooperate in the strongest reasonable manner to maintain the listing of shares of the Surviving Company on the stock exchange.

(Note) The Ratio of the Standard Number of Shares shall be the sum of (i) the number of shares of common stock of Kyowa Hakko which Kirin Holdings (including its subsidiaries and affiliates but excluding Kyowa Hakko and their subsidiaries and affiliates) holds and (ii) the number of shares of common stock of Kyowa Hakko which will be issued upon exercise of stock acquisition rights held by Kirin Holdings, divided by the Standard Number of Shares of Kyowa Hakko.

(5) Integration and the Like of Non-Pharmaceutical Businesses of the Surviving Company after the Merger

With respect to non-pharmaceutical businesses of the Kyowa Hakko Group after the Merger, while promoting the Strategic Alliance, the parties plan to promptly establish a business operation system which will contribute to the maximization of the operation base and profitability for each party, and aim to develop each business area.

a. Bio-Chemicals Business

Because the business model of the bio-chemicals industry which centers around materials is different from that of the pharmaceutical business, the bio-chemical business will spin off as a subsidiary of the Surviving Company after the Merger and by April 2010, and it will aim to establish an independent management system and growth. With respect to the health products mail-order business and alcohol business in the bio-chemical industry, because the same business exists in the Kirin Group, the parties will consider in detail the integration of both businesses, with the aim to strengthen competitiveness, improve management efficiency and realize further growth. With respect to bio-technology which is to be the basis for the Surviving Company after the Merger, because development and expansion can be expected not only in the pharmaceutical business but also in the bio-chemical business, the bio-chemical business will seek and commercialize state of the art technologies, either together with the pharmaceutical business or in co-operation with it.

b. Food Business

Because both Kyowa Hakko and Kirin Food-Tech Company, Limited in the Kirin Group provide ingredients (mainly seasoning) to manufacturers and both are trying to strengthen their home-meal and dining-out businesses, there are substantial similarities between the businesses they operate. The parties plan to consider in detail the integration of both businesses, with the aim of strengthening and expanding the operation base.

c. Chemical Business

The parties will aim to enhance sales of high-value added functional products, such as environmentally-friendly products which meet the post-Merger vision of the Surviving Company, while making efforts to stabilize profitability and enhance competitiveness through alliance with other companies, among others.

3. Effects to be Expected from the Integration

(1) Sales and Marketing Synergies

- Strengthening of domestic sales through the best positioning of the strategic MRs
- Improvement of presence in the domestic market centering around cancer, renal and immune disorder areas
- Strengthening of overseas development by utilizing the existing infrastructure of both parties in Asian countries and territories

(2) Research and Development Synergies

- Improvement of the ability to discover new pharmaceuticals in the areas of cancer, renal and immune disorder diseases mainly through therapeutic antibody technology
- Acceleration and improvement of efficiency in development through the combination of the respective strength of each company
- Realization of effective licensing alliance
- Expanding and complementing of the development pipeline

(3) Cost Synergies

- Reduction of labor costs and outsourcing costs through the integration of departments
- Reduction of necessary costs by sharing and integrating information and knowledge base
- Reduction of operational costs through the integration of offices and infrastructure
- Reduction of depreciation costs through the unification of overlapping investment

4. Schedule of the Strategic Alliance

October 22, 2007	Meetings of the Boards of Directors of Kyowa Hakko, Kirin Holdings and Kirin Pharma Kirin Holdings: approval of the Integration Agreement and resolution to commence the Tender Offer; Kirin Pharma: approval of the Integration Agreement and the Share Exchange Agreement; and Kyowa Hakko: approval of the Integration Agreement and the Share Exchange Agreement and resolution of approval of the Tender Offer. Execution of the Integration Agreement and the Share Exchange Agreement
Wednesday, October 31, 2007 (scheduled)	Commencement of the Tender Offer by Kirin Holdings
Thursday, December 6, 2007 (scheduled)	Last day of the Tender Offer Period by Kirin Holdings
Late December, 2007 (scheduled)	Record date for the Extraordinary Meeting of Shareholders of Kyowa Hakko
Monday, December 31, 2007	Record date for the Ordinary General Meeting of Shareholders of Kirin Pharma
Late February, 2008 (scheduled)	Extraordinary Meeting of Shareholders of Kyowa Hakko (approval of the Share Exchange Agreement and the Third Party Allocation of New Shares)
Tuesday, March 25, 2008 (scheduled)	Stock payment date for the Third Party Allocation of New Shares
Late March, 2008 (scheduled)	Ordinary General Meeting of Shareholders of Kirin Pharma (approval of the Share Exchange Agreement)
Tuesday, April 1, 2008 (scheduled)	Effective date of the Share Exchange
Late April, 2008 (scheduled)	Meetings of the Boards of Directors of Kyowa Hakko and Kirin Pharma, respectively (approval of the Merger Agreement) Conclusion of the Merger Agreement with respect to the Merger
Late June, 2008 (scheduled)	Ordinary General Meeting of Shareholders of Kyowa Hakko (approval of the Merger Agreement)
Wednesday, October 1, 2008 (scheduled)	Effective date of the Merger

(Note 1) If compelling circumstances arise in the course of proceedings, changes to the schedule may occur upon consultation among the three companies.

(Note 2) An announcement of the organizational structure, directors and officers and mid-term management plans of the Surviving Company after the merger is scheduled to be made in late April, 2008.

(Note 3) The Third Party Allocation of New Shares to Kirin Holdings will not be implemented if the maximum number of shares scheduled to be purchased (111,578,000 shares) is purchased through the Tender Offer.

5. Outlook

The outlook for the business results, as well as the value of the goodwill and the years of depreciation have not been determined at this time. The outlook will be disclosed as soon as it is determined.

6. Outline of the Relevant Parties

(1)	Trade Name	Kyowa Hakko Kogyo Co., Ltd.	Kirin Pharma Company, Limited	Kirin Holdings Company, Limited
(2)	Business Description	Production and sales of pharmaceutical products for medical professionals, raw materials for pharmaceutical/industrial use, healthcare products, products for the agriculture and livestock industry and the fishing industry, alcohol, etc.	Production and sales of pharmaceutical products	As a holding company, Kirin Holdings controls and manages the business activities of its business corporations (which engage in businesses such as alcohol, beverages and pharmaceutical products).
(3)	Date of Incorporation	July 1, 1949	April 25, 1958 (Commencement of operation on July 1, 2007)	February 23, 1907 (Commencement of operation on July 1, 2007)
(4)	Address of Head Office	1-6-1 Otemachi, Chiyoda-ku, Tokyo	6-26-1 Jingumae, Shibuya-ku, Tokyo	2-10-1 Shinkawa, Chuo-ku, Tokyo
(5)	Name and Title of Representative	Yuzuru Matsuda President and CEO	Katsuhiko Asano President and Chairman of Board of Directors	Kazuyasu Kato President and CEO
(6)	Paid-in Capital	26,745 million yen (as of March 31, 2007)	3,000 million yen (as of July 1, 2007)	102,045 million yen (as of June 30, 2007)
(7)	Number of Issued Shares	399,243,555 shares (as of March 31, 2007)	30,000 shares (as of July 1, 2007)	984,508,387 shares (as of June 30, 2007)
(8)	Total Asset	378.8 billion yen (consolidated) (as of March 31, 2007)	76.6 billion yen (non-consolidated) (as of July 1, 2007)	2,018.9 billion yen (consolidated) (as of June 30, 2007)
(9)	Net Asset	244.0 billion yen (consolidated) (as of March 31, 2007)	63.0 billion yen (non-consolidated) (as of July 1, 2007)	1,092.1 billion yen (consolidated) (as of June 30, 2007)
(10)	Fiscal Year End	March 31	December 31	December 31
(11)	Number of Employees	5,756 (consolidated) (as of March 31, 2007)	1,270 (non-consolidated) (as of July 1, 2007)	23,700 (consolidated) (as of June 30, 2007)
(12)	Major business partners	Mediceo Paltac Holdings Co., Ltd. Suzuken Co., Ltd. Alfresa Corporation	Alfresa Corporation Toho Pharmaceutical Co., Ltd. Suzuken Co., Ltd.	N/A
(13)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan Ltd. (Trust Account): 6.33% The Dai-ichi Mutual Life Insurance Company: 6.17% Japan Trustee Services Bank, Ltd. (Trust Account): 5.60% The Norinchukin Bank: 4.52% Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. Asset Management Re-entrust	Kirin Holdings: 100% (Excluding treasury stock) (as of July 1, 2007)	Moxley and Company: 4.86% Meiji Yasuda Life Insurance Company: 4.43% The Master Trust Bank of Japan, Ltd. (Trust account): 3.57% The Bank of Tokyo-Mitsubishi UFJ, Ltd.: 3.56% Japan Trustee Service

		Services: 2.02% (as of March 31, 2007)		Bank of Japan Ltd. (Trust account): 3.22% (as of June 30, 2007)
(14)	Major Banks	Mizuho Corporate Bank, Ltd. The Norinchukin Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationship with the New Company	Capital relationship		Kirin Holdings owns 1,000 shares of common stock of Kyowa Hakko
		Personal relationship		None
		Transaction relationship		None
		Status of relationship with related parties		None

October 22, 2007

For Immediate Release

Company Name: Kirin Holdings Company, Limited
Name of Representative: Kazuyasu Kato, President and CEO
Stock Code: 2503
Direct your queries to: Ippei Maeda, Corporate Communications Director
Tel: +813-5540-3455

Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.

Kirin Holdings Company, Limited (the "Company" or the "Tender Offeror") has reached an agreement with Kyowa Hakko Kogyo Co., Ltd. (the "Target Company" or "Kyowa Hakko") (Code number: 4151, the First Section of the Tokyo Stock Exchange) and Kirin Pharma Company, Limited ("Kirin Pharma") with respect to (i) acquiring shares of common stock of the Target Company through a tender offer (the "Tender Offer") and (ii) a strategic alliance between the Kyowa Hakko Group and the Kirin Group (the "Strategic Alliance") centering around a share exchange between Kyowa Hakko and Kirin Pharma (the "Share Exchange") and the merger of the two companies with Kyowa Hakko as the surviving company achieving the integration of the pharmaceutical business of the Kyowa Hakko Group and the Kirin Group (the "Integration"). Accordingly, the Company resolved, at the meeting of the Board of Directors held today, to enter into an integration agreement (the "Integration Agreement"). Based on the resolution, the Company will acquire 111,578,000 shares of common stock of the Target Company through the Tender Offer, as follows:

After the Integration, the surviving company will become a consolidated subsidiary of the Tender Offeror which, as a pure holding company, will hold a majority of the shareholder voting rights of the surviving company. The surviving company will, while respecting the fundamental principles of the Kirin Group operation, conduct autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. In addition, the Ratio of the Standard Number of Shares (as defined below) of the Tender Offeror in the surviving company shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and, after the Integration, the Tender Offeror will cooperate in the highest reasonable manner to maintain the listing of shares of the surviving company.

For details of the Strategic Alliance, please refer to the "Notification with Respect to the Strategic Alliance Between the Kyowa Hakko Group and the Kirin Group Centering Around the Integration of Kyowa Hakko Kogyo Co. Ltd. and Kirin Pharma Company, Limited", released today by Kyowa Hakko, Kirin Pharma and the Company.

1. Purpose of Tender Offer

(1) Purpose and Background of the Tender Offer

The Tender Offeror entered into an Integration Agreement with the Target Company, a corporation listed on the first section of the Tokyo Stock Exchange Inc. (the "Tokyo Stock Exchange") and Kirin Pharma, a consolidated subsidiary of the Tender Offeror, with respect to a Strategic Alliance (as described below) centering around the integration of the Target Company and Kirin Pharma as of October 22, 2007. Pursuant to the Integration Agreement, the Tender Offeror will purchase shares of common stock of the Target Company, as part of the Strategic Alliance, totaling no more than 111,578,000 shares (27.95% (scheduled) of the Standard Number of Shares of the Target Company (Note 1) as of the date of official public announcement of the commencement of the Tender Offer) and no less than 79,849,000 shares (20.00% (scheduled) of the Standard Number of Shares of the Target Company as of the date of official public announcement of the commencement of the Tender Offer) through the Tender Offer. (Note 2)

The Board of Directors of the Target Company approved of the Tender Offer at the meeting of the Board of Directors held on October 22, 2007.

In the pharmaceutical business, which is the core business for both the Kyowa Hakko Group and the Kirin Group, the competitiveness of both the domestic and international environments has significantly increased due to changes brought about by reforms in the pharmaceutical industry. Such changes include the revision of medical treatment fees and pharmaceutical price reductions due to changes in the medical system, increased efforts to contain drug costs, challenges presented by prominent U.S. and European pharmaceutical corporations, increased global competition concerning the research and development of new drugs and the increased costs of research and development in order to discover new pharmaceuticals. In order to overcome this difficult environment and to promote rapid global growth, both Groups decided that, rather than pursuing business development separately, the Target Company and Kirin Pharma should strengthen their management base through integration.

Based on this shared awareness, the Kyowa Hakko Group and the Kirin Group agreed on a fundamental concept of building a new company out of the combination of the respective distinctiveness and strengths of the Target Company and Kirin Pharma, based on the strength of both companies in biotechnology, with the goal of developing a global top-class research and development-centered life sciences company based in Japan, and have decided to form a Strategic Alliance centering around the integration of the Target Company and Kirin Pharma (the "Integration").

With respect to the integration of the pharmaceutical businesses around which the Strategic Alliance centers, antibody drug technology-centered biotechnology is the strength of both the Target Company and Kirin Pharma. Through the integration of antibody technologies, both companies aim to improve drug development capabilities, expand opportunities to acquire novel antigens through an improved presence in the antibody drug sector and increase development speed of antibody drugs and proactive overseas development through the mutual exploitation of antibody technologies. Furthermore, through the Integration, the Target Company and Kirin Pharma expect an increase in the scale of research and development and marketing, the establishment of effective business operations systems, and the further strengthening of the profitability and competitiveness of their pharmaceutical business; all of which is believed to result in a strengthening of the operational base.

With respect to industries other than the pharmaceutical business, there are many similarities between the businesses in which the Kyowa Hakko Group and the Kirin Group operate (food, alcohol, health products mail-order business, and others) and both Groups plan to raise their business value through the promotion of effective business integration and co-operation in each such industry.

The fundamental principle of the Strategic Alliance is the establishment of mutual cooperation across the whole business operation of both the Kyowa Hakko Group and the Kirin Group at the

group level. Accordingly, the Kyowa Hakko Group and the Kirin Group aim to enhance synergy, strengthen competitiveness, improve management efficiency, realize further improved growth and maximize corporate value as a result of the advancement, through mutual discussion on an equal footing (regardless of business scale or capital relationship) of strategic business alliance and collaboration, leveraging off of each company's respective strengths to their best advantage.

(Note 1) In this Notification, the Standard Number of Shares of the Target Company is the sum of (i) the total number of issued common stock of the Target Company (including the number of treasury shares of common stock held by the Target Company) and (ii) any excess of the number of shares of common stock underlying the stock acquisition rights issued by the Target Company, over the number of treasury shares of common stock held by the Target Company.

(Note 2) The Tender Offer may be postponed or cancelled upon the occurrence of an event which has a material adverse effect on, among others, the operations or the assets of the Target Company, prior to the scheduled commencement date of the Tender Offer.

(2) Description of the Tender Offer and the Strategic Alliance

The Tender Offeror will implement the Tender Offer prior to the Integration so that the Tender Offeror may acquire, in conjunction with the shares of common stock allocated and delivered to the Tender Offeror in the Share Exchange between the Target Company and Kirin Pharma (described below), a total number of shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange.

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, conditioned upon approval being obtained at the extraordinary meeting of shareholders which the Target Company plans to convene promptly after the conclusion of the Tender Offer (the "Extraordinary Meeting of Shareholders of Kyowa Hakko") for (i) the share exchange agreement (the "Share Exchange Agreement") with respect to the Share Exchange described below, and (ii) other agenda items necessary for the execution of the Integration, the Target Company will allocate new shares to the Tender Offeror, at 1,500 yen per share, with the stock payment date set for March 25, 2008 (the "Third Party Allocation of New Shares"), in the amount necessary for the Tender Offeror to acquire, in conjunction with the shares delivered to the Tender Offeror in the Share Exchange between the Target Company and Kirin Pharma, a number of shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange. If the Third Party Allocation of New Shares is implemented, the Target Company will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

After the Tender Offer is completed, to promptly implement the integration of the pharmaceutical businesses, the Target Company and Kirin Pharma will, subject to the approval being obtained at their respective general meetings of shareholders, conduct the share exchange (the "Share Exchange") effective as of April 1, 2008. As a result of the Share Exchange, Kirin Pharma will become a wholly owned subsidiary of the Target Company, while the Tender Offeror shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company. Through the Share Exchange, the Target Company will allocate and deliver 8,862 (Note 3) shares of common stock of the Target Company for one share of common stock of Kirin Pharma held by the Tender Offeror, a total of 177,240,000 shares. Provided, however, that the Share Exchange shall be implemented conditioned upon the occurrence of either (i) the completion of the purchase of 111,578,000 shares, which is equivalent to the maximum number of shares scheduled to be purchased by the Tender Offerer in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer.

For details of the Share Exchange, please refer to the "Notification with Respect to the Conclusion of the Share Exchange Agreement Between Kyowa Hakko Kogyo Co., Ltd and Kirin Pharma Company Ltd.", released today by Kyowa Hakko, Kirin Pharma and the Company.

(Note 3) Treasury shares held by Kirin Pharma are scheduled to be cancelled by the day before the Share Exchange becomes effective.

After the Share Exchange becomes effective, the Target Company as the surviving company and Kirin Pharma as the merging company will merge (the "Merger") (the effective date for which shall be October 1, 2008). As a result of the Merger, the integration of the pharmaceutical businesses will be complete. Matters to be provided in the merger agreement with respect to the Merger (the "Merger Agreement"), other than the above, will be determined before the conclusion of the Merger Agreement. In accordance with the Merger, the trade name of the surviving company will change and, after approval from the general meeting of shareholders, the trade name of the surviving company after the Merger shall become "Kyowa Hakko Kirin Co., Ltd."

After the Tender Offer and the Share Exchange, the President and Representative Director of the Target Company shall remain in the same position, for the time being. It is agreed in the Integration Agreement that the Target Company shall, subject to the Share Exchange becoming effective, make changes to its management structure pursuant to the Integration Agreement, including (i) seeking approval of agenda with respect to electing two persons appointed by the Tender Offeror as Directors of the Target Company at the Extraordinary Meeting of Shareholders of Kyowa Hakko, and (ii) electing one of the Directors appointed by the Tender Offeror as Executive Vice President and Representative Director of the Target Company. Furthermore, it is agreed that, subject to the Share Exchange becoming effective, (i) Kirin Pharma shall elect one person whom the Target Company appoints as a Director of Kirin Pharma, and (ii) the Tender Offeror shall seek approval with respect to the election of the President and Representative Director of the Target Company as a Director of the Tender Offeror at the ordinary general meeting of shareholders for the fiscal year ending December 31, 2007.

After the Tender Offer and the Share Exchange, the Target Company, as a consolidated subsidiary whose majority shareholder voting right is held by the Tender Offeror will, while respecting the fundamental principles of the Kirin Group's operation, continue conducting self-sustaining business activity utilizing autonomy and flexibility, ensuring the independence of its management as an ongoing public listed company, and will continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. Therefore, the Ratio of the Standard Number of Shares of the Tender Offeror in the Target Company (Note 4) shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and after the Integration, the Tender Offeror will cooperate in the strongest reasonable manner to maintain the listing of the shares of the surviving company of the Merger. Furthermore, the Kirin Group agrees not to acquire any new shares/stock acquisition rights of the Target Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Target Company which the Kirin Group holds, for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Target Company.

(Note 4) In this Notification, the Ratio of the Standard Number of Shares shall be the sum of (i) the number of shares of common stock of the Target Company which the Tender Offeror (including its subsidiaries and affiliates but excluding the Target Company and their subsidiaries and affiliates) holds and (ii) the number of shares of common stock of the Target Company which will be issued upon exercise of stock acquisition rights held by the Tender Offeror, divided by the Standard Number of Shares of the Target Company.

2. Description of Tender Offer

(1) Description of Target Company

a. Trade Name: Kyowa Hakko Kogyo Co., Ltd.

b. Business Description: Production and sales of pharmaceutical products for medical professionals, raw materials for pharmaceutical/industrial use, healthcare products, products for the agriculture and livestock industry and the fishing industry, alcohol.

c. Date of Incorporation: July 1, 1949

d. Address of Head Office: 1-6-1 Otemachi, Chiyoda-ku, Tokyo

e. Name and Title of Representative: Yuzuru Matsuda
President and CEO

f. Paid-in Capital: 26,745 million yen (As of March 31, 2007)

g. Major Shareholders and Shareholding Ratio: (as of March 31, 2007)

Shareholder	Shareholding Ratio
The Master Trust Bank of Japan Ltd. (Trust account)	6.33%
The Dai-ichi Mutual Life Insurance Company	6.17%
Japan Trustee Services Bank, Ltd. (Trust Account)	5.60%
The Norinchukin Bank	4.52%
Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. Asset Management Re-entrust Services	2.02%
Mizuho Bank, Ltd.	1.78%
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1.51%
Nipponkoa Insurance Co., Ltd.	1.37%
Sompo Japan Insurance Inc.	1.32%
Kyowa Fund	1.32%

h. Relationship between the Tender Offeror and the Target Company

Capital relationship: The Tender Offeror currently owns 1,000 shares of common stock of the Target Company

Personal relationship: None

Transactional relationship: None

Status of relationship with related parties: None

(2) Tender Offer Period

a. Period at time of filing of Registration Statement

From Wednesday, October 31, 2007 through Thursday, December 6, 2007 (26 business days in Japan).

b. Possible extension of Tender Offer Period based on Target Company's request

If the Target Company submits an opinion report requesting an extension of the tender offer period (the "Tender Offer Period") pursuant to Article 27-10, Paragraph 3 of the Financial Instruments and Exchange Law (the "Law"), the Tender Offer Period shall be extended to 30 business days, until Wednesday, December 12, 2007.

(3) Purchase Price of Tender Offer

1,500 yen per share of common stock

(4) Basis of Calculation for Purchase Price of Tender Offer

a. Basis of Calculation

When determining the purchase price for the shares of common stock of the Target Company in the Tender Offer, the Tender Offeror asked JPMorgan Securities Japan Co., Ltd ("JPMorgan"), their financial advisor, to calculate the equity value of the Target Company as reference material. JPMorgan took into account trends in the market price of the Target Company's shares, business results and forecasts of the Target Company, and the synergy effects created between the Tender Offeror and the Target Company and conducted a valuation using methods such as the trading comparable companies method and the discounted cash flow method (the "DCF method"). According to the various valuation methods, the ranges in which the value per share of common stock of the Target Company were calculated are as follows. Please also refer to the Note hereinafter in connection with the calculation of the equity value of the Target Company by JPMorgan:

- the trading comparable companies method: between 1,289 and 1,479 yen
- the DCF method: between 1,415 and 1,537 yen

The Tender Offeror considered the appropriate purchase price of the Tender Offer within the range results of the valuation with emphasis on the DCF method, which reflects the future cash flow of the Target Company. Weighing such factors as the trends in the market price of the Target Company's shares, premium paid by a non-issuer in preceding tender offers, the impact of the Tender Offer on the earnings per share of the Tender Offeror, the possibility of approval by the Target Company with respect to the Tender Offer, the results of the operational, legal, accounting and tax-related due diligence and the outlook for the Tender Offer, the Tender Offeror determined the appropriate purchase price for the Tender Offer to be 1,500 yen per share.

The purchase price of the Tender Offer is equal to the closing price of 1,202 yen of the common stock of the Target Company quoted on the first section of the Tokyo Stock Exchange on October 18, 2007 plus a premium of approximately 24.8% (rounded to the nearest tenth of a percent), and is equal to the average closing price of 1,135 yen (rounded to the nearest whole number) of the common stock of the Target Company quoted on the first section of the Tokyo Stock Exchange for the past 3 months ending on October 18, 2007 plus a premium of approximately 32.2 % (rounded to the nearest tenth of a percent).

(Note) When conducting the calculation of the equity value of the Target Company, JPMorgan relied upon and assumed, without duty to independently verify, the accuracy and completeness of all information that was publicly available or was furnished to JPMorgan by the Company, Kirin Pharma or the Target Company, or information discussed with the Company, Kirin Pharma or the Target Company, and information that JPMorgan reviewed or which was reviewed for JPMorgan. Furthermore, JPMorgan has relied on the assumption that there were no undisclosed facts which could have a material impact on the valuation of the Target Company. JPMorgan has not conducted any valuation or appraisal of any assets or liabilities (including contingent liabilities) and have not been provided with any such valuations or appraisals, nor has JPMorgan evaluated the solvency

of the Company, Kirin Pharma or the Target Company under applicable laws and regulations relating to bankruptcy, insolvency or similar matters. JPMorgan has relied on financial analyses and forecasts provided (including synergies) by the management of the Company, Kirin Pharma and the Target Company, and has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial conditions of the Company, Kirin Pharma and the Target Company. JPMorgan does not express any view on such financial analyses or forecasts provided or on the assumptions forming the basis of such financial analyses or forecasts. The results of the valuation expressed by JPMorgan is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of October 22, 2007. It should be understood that subsequent developments may affect this valuation and that JPMorgan does not have any obligation to update, revise, or reaffirm this valuation. Furthermore, the valuation was submitted by JPMorgan to the Board of Directors of the Company as information to be considered during their calculation of the equity value of the Target Company, and was not prepared for the shareholders or creditors of the Company, nor for any other person, and such persons may not rely on this valuation. The valuation is not a recommendation of any course of action which common stock shareholders of the Target Company should or should not take in the Tender Offer, nor does JPMorgan express any opinion as to the prices at which the common shares of the Company or common shares of the Target Company will trade in the future.

JPMorgan has acted as financial advisor to the Company with respect to the Strategic Alliance and has received fees from the Company. Furthermore, the Company has agreed to indemnify JPMorgan against certain liabilities arising out of its role as a financial advisor. JPMorgan or its affiliates have, to date, provided other investment banking services to the Company. JPMorgan or its affiliates may, during the ordinary course of business, engage in transactions for its own account or for customers' accounts with respect to bond certificates or equity securities of the Company, Kirin Pharma or the Target Company. Accordingly, JPMorgan or its affiliates may possibly hold a long or a short position with respect to these shares at any time.

b. Background of Calculation

The Tender Offeror has been considering and discussing with the Target Company the possibility of an integration with Kirin Pharma, a pharmaceutical subsidiary of the Tender Offeror, as well as the possibility of an alliance between the Groups since around March 2007.

As a result of these discussions and considerations, the Tender Offeror concluded around May 2007 that the most effective way to develop the business of both companies was an integration between Kirin Pharma and the Target Company through the acquisition of shares of the Target Company via a tender offer by the Tender Offeror. Accordingly, the Tender Offeror entered into more specific consultation with the Target Company.

When determining the purchase price for the shares of common stock of the Target Company in the Tender Offer, the Tender Offeror asked JPMorgan, their financial advisor, to calculate the equity value of the Target Company as a reference document around May 2007. JPMorgan calculated the equity value using methods such as the trading comparable companies method and the DCF method, with reference to considerations such as the trends in the market price of the Target Company's shares, the business results and the forecasts of the Target Company and the synergy effects created between the Tender Offeror and the Target Company. The Tender Offeror received the results of the share

valuation from JPMorgan on October 22, 2007. According to the various valuation methods, the ranges in which the value per share of common stock of the Target Company were calculated are as follows:

- the trading comparable companies method: between 1,289 and 1,479 yen
- the DCF method: between 1,415 and 1,537 yen

From July 2007 through August 2007 the Tender Offeror, in cooperation with third party specialists, also conducted detailed investigations into the business and financial affairs of the Target Company through operational, legal, accounting and tax-related due diligence.

After completing these fundamental steps, the Tender Offeror considered the appropriate purchase price for the Tender Offer within the range of the results of the equity valuation along with the advice of JPMorgan, their financial advisor, with comprehensive consideration given to the results of the equity valuation while emphasising the results rendered by the DCF method, which reflects the future cash flow of the Target Company. In addition, the Tender Offeror proceeded to price the Tender Offer with consideration to trends in the the market price of the Target Company's shares, premium paid by a non-issuer in preceding tender offers, the impact of the Tender Offer on the earnings per share of the Tender Offeror, and the results of the operational, legal, accounting and tax-related due diligence. Based on discussions and negotiations with the Target Company, and as a result of comprehensive consideration given to the possibility of approval by the Target Company regarding the Tender Offer, and the comprehensive outlook for the Tender Offer, the Tender Offeror determined, at the meeting of the Board of Directors held on October 22, 2007, that the purchase price of the Tender Offer shall be 1,500 yen per share.

The Board of Directors of the Target Company approved the Tender Offer at the meeting of the Board of Directors held on October 22, 2007.

c. Relationship with Appraisers

None

(5) Number of Share Certificates and Other Securities to be Purchased in the Tender Offer

Class of Share Certificates and Other Securities	Number Scheduled to be Purchased Represented by Shares	Minimum Number Scheduled to be Purchased Represented by Shares	Maximum Number Scheduled to be Purchased Represented by Shares
Share Certificate	111,578,000 shares	79,849,000 shares	111,578,000 shares
Certificate of Stock Acquisition Rights	—	—	—
Bond Certificate with Stock Acquisition Rights	—	—	—
Trust Beneficiary Certificates for Share Certificates and Other Securities	—	—	—
Depositary Receipt for Share Certificates and Other Securities	—	—	—
Total	111,578,000 shares	79,849,000 shares	111,578,000 shares

(Note 1) If the total number of shares tendered in this Tender Offer is less than the number listed above in "Minimum Number Scheduled to be Purchased Represented by Shares" (79,849,000 shares), none of the tendered shares will be purchased by the Tender Offeror.

(Note 2) If the total number of shares tendered in this Tender Offer exceeds the number listed above in "Maximum Number Scheduled to be Purchased Represented by Shares" (111,578,000 shares), none or some of the excess portion will be purchased and, pursuant to the *pro rata* method as defined in Article 27-13, Paragraph 5 of the Law and Article 32 of the Cabinet Ordinance regarding disclosure of tender offer for shares and other securities by non-issuers (the "TOB Order"), the Tender Offeror will make delivery and other settlements with respect to the purchase of shares and other securities.

(Note 3) There is no plan to acquire treasury shares held by the Target Company through the Tender Offer.

(Note 4) Shares constituting less than a whole unit shall also be subject to purchase through the Tender Offer. However, to apply, the relevant share certificates must be submitted (unless such share certificates are kept in custody by the Japan Securities Depository Center, Inc. through the Tender Offer agent (the "Tender Offer Agent") or the Sub-Agent (the "Sub-Agent")). The Target Company may purchase its own shares in accordance with legal procedures during the Tender Offer Period from any shareholder who exercises the right under the Company Law that requires the Target Company to purchase shares constituting less than a whole unit. The Target Company intends to make such purchases at the market price.

(6) Changes in Ownership Percentage of Share Certificates and Other Securities due to the Tender Offer

Number of Voting Rights Represented by Share Certificates and Other Securities Owned by Tender Offeror prior to the Tender Offer	1 unit	(Ownership Percentage of Share Certificates and Other Securities prior to the Tender Offer: 0.00%)
Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased	111,578 units	(Ownership Percentage of Share Certificates and Other Securities after the Tender Offer: 28.12%)
Total Number of Voting Rights of Shareholders and Other Parties of the Target Company	391,528 units	

(Note 1) The "Number of Voting Rights Represented by Share Certificates and Other Securities to be Purchased" is the number of voting rights with respect to the "Number Scheduled to be Purchased Represented by Shares" for the Tender Offer.

(Note 2) Although stock acquisition rights issued through the Target Company's stock option plan based on the provisions of Articles 280-20 and 280-21 of the former Commercial Code prior to its amendment pursuant to the Law for Partial Revision to the Commercial Code (Law. No.87, 2005), and Articles 236, 238 and 239 of the Company Law, may be exercised prior to the last day of the Tender Offer Period (as defined above), stock of the Target Company which will be issued upon such exercise of stock acquisition rights (the maximum number of which is 336,000 shares) shall also be subject to the Tender Offer.

(Note 3) The "Total Number of Voting Rights of Shareholders and Other Parties of the Target Company" represents the number of voting rights of all of the shareholders as of the fiscal year ended March 31, 2007 as described in the 84th Annual Securities Report

analyzed. The estimates contained in those analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by those analyses. In addition, analyses relating to the value of businesses or securities are not appraisals and may not reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Merrill Lynch's opinion is for the use and benefit of the Board of Directors of Kyowa Hakko. Merrill Lynch's opinion does not address the merits of the underlying decision by Kyowa Hakko to engage in the Share Exchange and does not constitute a recommendation to any shareholder of Kyowa Hakko as to how such shareholder should exercise his or her voting or other rights with respect to the proposed share exchange (including whether dissenting shareholders should exercise the right to redeem their shares). In addition, Kyowa Hakko did not ask Merrill Lynch to address, and Merrill Lynch's opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Kyowa Hakko, other than the holders of Kyowa Hakko's shares of common stock. Merrill Lynch does not express any opinion as to the prices at which the shares of Kyowa Hakko will trade following the announcement of the Share Exchange Agreement or the consummation of the Share Exchange.

(Note 2) In giving this opinion, JPMorgan relied upon and assumed, without duty to independently verify, the accuracy and completeness of all information that was publicly available or was furnished to JPMorgan by Kirin Holdings, Kirin Pharma or Kyowa Hakko, or information discussed with Kirin Holdings, Kirin Pharma or Kyowa Hakko and information that JPMorgan reviewed or which was reviewed for JPMorgan. JPMorgan has not conducted any valuation or appraisal of any asset or liabilities and have not been provided with any such valuations or appraisals, nor has JPMorgan evaluated the solvency of Kirin Holdings, Kirin Pharma or Kyowa Hakko or any of their respective subsidiaries under applicable laws and regulations relating to bankruptcy, insolvency or similar matters. JPMorgan has relied on financial analyses and forecasts provided (including synergies) from Kirin Holdings, Kirin Pharma and Kyowa Hakko, and has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial conditions of Kirin Holdings, Kirin Pharma and Kyowa Hakko. JPMorgan does not express any view on such financial analyses or forecasts provided (including synergies) or on the assumptions forming the basis of such financial analyses or forecasts. JPMorgan has assumed that the execution copy of the Integration Agreement and the Share Exchange Agreement will not differ, in any material respect, from the drafts furnished to JPMorgan. JPMorgan relied as to all legal matters relevant to rendering their opinion upon the advice of counsel. Furthermore, JPMorgan assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Strategic Alliance will be obtained without any adverse effect on Kirin Holdings, Kirin Pharma, and Kyowa Hakko, or on any anticipated profits of the implementation of the Strategic Alliance.

This opinion expressed by JPMorgan is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm this opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the total purchase price of the common stock of Kyowa Hakko to the shareholders of Kirin Holdings, and do not express any opinion as to other security holders, creditors or other constituencies of Kirin Holding on their fairness of the Strategic Alliance or the total purchase price or the appropriateness of the underlying decision by Kirin Holdings to proceed with the Strategic

October 22, 2007

For Immediate Release

Company Name: Kyowa Hakko Kogyo, Co., Ltd.
Name of Representative: Yuzuru Matsuda, President and CEO
(Stock Code: 4151)
Direct your queries to: Tetsuro Kuga, Corporate Communications Director
(Tel: +813-3282-0009)

Company Name: Kirin Pharma Company, Limited
Name of Representative: Katsuhiko Asano, President and Chairman of the Board of Directors
Direct your queries to: Shigeru Morotomi, Director of General Affairs
(Tel: +813- 5485-6207)

Company Name: Kirin Holdings Company, Limited
Name of Representative: Kazuyasu Kato, President and CEO
(Stock Code: 2503)
Direct your queries to: Ippei Maeda, Corporate Communications Director
(Tel: +813- 5540-3455)

Notification with Respect to the Conclusion of the Share Exchange Agreement Between Kyowa Hakko Kogyo Co., Ltd. and Kirin Pharma Company, Limited

Kyowa Hakko Kogyo Co., Ltd. (President and CEO, Yuzuru Matsuda, "Kyowa Hakko"), Kirin Pharma Company, Limited (President and Chairman of the Board of Directors, Katsuhiko Asano, "Kirin Pharma") and Kirin Holdings Company, Limited (President and CEO, Kazuyasu Kato, "Kirin Holdings") have reached a final agreement with respect to a transaction resulting in Kirin Pharma becoming a wholly owned subsidiary of Kyowa Hakko through a share exchange between Kyowa Hakko and Kirin Pharma (the "Share Exchange"), pursuant to the resolutions made at the respective meetings of the Boards of Directors of the three companies held today, Kyowa Hakko and Kirin Pharma have concluded a share exchange agreement (the "Share Exchange Agreement").

1. Purpose and Background of the Share Exchange

[1] Purpose and Basic Policy with Respect to the Strategic Alliance

In the pharmaceutical business, which is one of the core businesses of both the Kyowa Hakko Group and the Kirin Group, both the domestic and international management environments are changing substantially due to changes brought about by reforms in the pharmaceutical industry. Such changes include the revision of medical treatment fees and pharmaceutical price reductions due to changes in the medical system, increased efforts to contain drug costs, challenges presented by prominent pharmaceutical companies in Europe and the United States, increased global competition concerning the research and development of new drugs and the increased costs of research and development in order to discover new pharmaceuticals. In order to overcome this difficult environment and to promote rapid global growth, both groups decided that rather than pursuing business development separately, Kyowa Hakko and Kirin Pharma should strengthen their management base through integrating.

Based on this shared awareness, both groups agreed on a fundamental concept of building a new company out of the combination of the respective distinctiveness and strengths of Kyowa Hakko

October 22, 2007

For Immediate Release

Company Name: Kyowa Hakko Kogyo Co., Ltd.
(Stock Code: 4151, First section of the Tokyo Stock Exchange)
Name of Representative: Yuzuru Matsuda, President and CEO
Direct your queries to: Tetsuro Kuga, Corporate Communications Director
(Tel: +813-3282-0009)

Notification with Respect to Approval of Tender Offer For Shares of Kyowa Hakko Kogyo Co., Ltd.

The Board of Directors of Kyowa Hakko Kogyo Co., Ltd. (the "Company") resolved, at a meeting held on October 22, 2007, to announce its approval of the tender offer for the common stock of the Company (the "Tender Offer") by Kirin Holdings Company, Limited (the "Tender Offeror"), scheduled to be commenced on Wednesday October 31, 2007. The Opinion Report prepared pursuant to Article 27-10 of the Financial Instruments and Exchange Law will be filed with the Kanto Local Finance Bureau on the commencement date of the Tender Offer. In connection with such resolution, we would like to provide notice of the following:

1. Description of Tender Offeror

(1) Trade Name	Kirin Holdings Company, Limited	
(2) Business Description	As a holding company, the Tender Offeror controls and manages the business activities of its business corporations (which engage in businesses such as alcohol, beverages and pharmaceutical products).	
(3) Date of Incorporation	February 23, 1907 (Note)	
(4) Address of Head Office	2-10-1 Shinkawa, Chuo-ku, Tokyo	
(5) Name and Title of Representative	Kazuyasu Kato, President and CEO	
(6) Paid-in Capital	102,045 million yen (as of June 30, 2007)	
(7) Major Shareholders and Shareholding Ratio (as of June 30, 2007)	Moxley and Company	4.86%
	Meiji Yasuda Life Insurance Company	4.43%
	The Master Trust Bank of Japan, Ltd. (Trust account)	3.57%

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.56%
	Japan Trustee Service Bank of Japan Ltd. (Trust account)	3.22%
(8) Relationship between the Tender Offeror and the Company:	Capital relationship: The Tender Offeror currently owns 1,000 shares of common stock of the Company Personal relationships: None Transactional relationships: None Status of relationship with related parties: None	

(Note) On July 1, 2007, the Tender Offeror commenced its operation as a holding company.

2. Contents, Basis and Reasons of Opinion with Respect to the Tender Offer

(1) Contents of Opinion with Respect to the Tender Offer

The Board of Directors of the Company resolved, at a meeting held on October 22, 2007, to announce its approval of the Tender Offer for the common stock of the Company by the Tender Offeror. For details of the Tender Offer, please refer to the Tender Offer Registration Statement which is to be filed with the Kanto Local Finance Bureau on the commencement date of the Tender Offer).

(2) Basis and Reasons for the Opinion with Respect to the Tender Offer

In the pharmaceutical business, which is the core business for both the Kyowa Hakko Group and the Kirin Group, the competitiveness of both the domestic and international environments has significantly increased due to changes brought about by reforms in the pharmaceutical industry. Such changes include the revision of medical treatment fees and pharmaceutical price reductions due to changes in the medical system, increased efforts to contain drug costs, challenges presented by prominent U.S. and European pharmaceutical corporations, increased global competition concerning the research and development of new drugs and the increased costs of research and development in order to discover new pharmaceuticals. In order to overcome this difficult environment and to promote rapid global growth, both Groups decided that, rather than pursuing business development separately, the Company and Kirin Pharma Company, Limited ("Kirin Pharma") should strengthen their management base through integration.

Based on this shared awareness, the Kyowa Hakko Group and the Kirin Group agreed on a fundamental concept of building a new company out of the combination of the respective distinctiveness and strengths of the Company and Kirin Pharma, based on the strength of both companies in biotechnology, with the goal of developing a global top-class research and development-centered life sciences company based in Japan, and decided to form a strategic alliance (the "Strategic Alliance") centering around the integration of the Company and Kirin Pharma (the "Integration").

With respect to the integration of the pharmaceutical businesses around which the Strategic Alliance centers, anti-body drug technology-centered biotechnology is the strength of both the Company and Kirin Pharma. Through the integration of anti-body technologies, both companies aim to improve drug development capabilities, expand opportunities to acquire novel antigens through an improved presence in the anti-body drug sector and increase development speed of anti-body drugs and proactive overseas business development through the mutual exploitation of anti-body technologies. Furthermore, through the Integration, the Company and Kirin Pharma expect an increase in the scale of research and development and marketing, the establishment of effective business operations systems and further strengthening of the profitability and competitiveness of their pharmaceutical business; all of which is believed to result in a strengthening of the operational base.

With respect to industries other than the pharmaceutical business, there are many similarities between the businesses in which the Kyowa Hakko Group and the Kirin Group operate (food, alcohol, health products mail-order business, and others) and both groups plan to raise their business value through the promotion of effective business integration and co-operation in each such industry.

The fundamental principle of the Strategic Alliance is the establishment of mutual cooperation across the whole business operation of both the Kyowa Hakko Group and the Kirin Group at the group level. Accordingly, the Kyowa Hakko Group and the Kirin Group aim to enhance synergy, strengthen competitiveness, improve management efficiency, realize further improved growth and maximize corporate value as a result of the advancement, through mutual discussion on an equal footing (regardless of business scale or capital relationship) of strategic business alliance and collaboration, leveraging off of each company's respective strengths to their best advantage.

Based on the above views, the Company, the Tender Offeror and Kirin Pharma considered and discussed a business and capital partnership between the Kyowa Hakko Group and Kirin Group, and reached a basic understanding that it would contribute to the maximization of the business value of the Kyowa Hakko Group and the Kirin Group if (i) the Tender Offeror will become the consolidated parent company of the Company through the Tender Offeror acquiring shares equivalent to 50.10% of the Standard Number of Shares (Note 1) of the Company through the Tender Offer and a share exchange between the Company and Kirin Pharma (the "Share Exchange"), and (ii) integration of the pharmaceutical businesses will be made through a merger between the Company and Kirin Pharma. Accordingly, the Company, the Tender Offeror and Kirin Pharma entered into an integration agreement as of October 22, 2007 (the "Integration Agreement"). The Tender Offer is being implemented, pursuant to the Integration Agreement, as part of the Strategic Alliance. (Note 2) The purchase price for the shares of common stock of the Company in the Tender Offer shall be 1,500 yen per share (the "Purchase Price"), and the maximum number of shares to be purchased through the Tender Offer has been set at

and Kirin Pharma, based on the strength of each company in biotechnology, with the goal of developing a global top-class research and development-centered life sciences company based in Japan, and have reached an agreement to form a strategic alliance (the "Strategic Alliance") centering around the integration of Kyowa Hakko and Kirin Pharma (the "Integration") (the agreement pertaining to the Strategic Alliance, the "Integration Agreement").

With respect to the integration of the pharmaceutical businesses around which the Strategic Alliance centers, antibody drug technology-centered biotechnology is the strength of both Kyowa Hakko and Kirin Pharma. Through the integration of antibody technologies, both companies aim to improve drug development capabilities, expand opportunities to acquire novel antigens through an improved presence in the antibody drug sector and increase development speed of antibody drugs and proactive overseas business development through the mutual exploitation of antibody technologies. Furthermore, through the Integration, Kyowa Hakko and Kirin Pharma expect an increase in the scale of research and development and marketing, the establishment of effective business operations systems, and further strengthening of the profitability and competitiveness of their pharmaceutical business; all of which is believed to result in a strengthening of the operational base.

With respect to industries other than the pharmaceutical business, there are substantial similarities between the businesses in which the Kyowa Hakko Group and the Kirin Group operate (food, alcohol, health products mail-order business, and others) and both groups plan to raise their business value through the promotion of effective business integration and co-operation in each such industry.

The fundamental principle of the Strategic Alliance is the establishment of mutual cooperation across the whole business operation of both the Kyowa Hakko Group and the Kirin Group at the group level. Accordingly, the Kyowa Hakko Group and the Kirin Group aim to enhance synergy, strengthen competitiveness, improve management efficiency, realize further improved growth and maximize corporate value as a result of the advancement, through mutual discussion on an equal footing (regardless of business scale or capital relationship), of strategic business alliance and collaboration, leveraging off of each company's respective strengths to their best advantage.

[2] Contents of the Strategic Alliance

(1) Summary of the Strategic Alliance

The parties intend to realize the following transactions which have been mutually agreed on, conditioned upon obtaining promptly, based on applicable laws and regulations, the approval of the general meeting of shareholders of each company or the approval of the relevant domestic/overseas regulatory authorities.

a. Acquisition of Shares of Kyowa Hakko by Kirin Holdings

Prior to the Integration, Kirin Holdings plans to implement the tender offer for the shares of common stock of Kyowa Hakko, at a purchase price of 1,500 yen per share, from Wednesday, October 31, 2007 through Thursday, December 6, 2007 (the "Tender Offer"). The Board of Directors of Kyowa Hakko approved of the Tender Offer at the meeting held on October 22, 2007. The Tender Offer is being conducted so that Kirin Holdings may acquire, in conjunction with the shares of common stock allocated and delivered to Kirin Holdings in the Share Exchange between Kyowa Hakko and Kirin Pharma as described below in "b. Share Exchange between Kyowa Hakko and Kirin Pharma and the Integration of the Pharmaceutical Businesses through Subsequent Merger", a total number of shares of common stock equivalent to 50.10% of the standard number of shares (the "Standard Number of Shares" (Note 1)) of Kyowa Hakko as of the effective date of the Share Exchange.

(Note 1) The Standard Number of Shares of Kyowa Hakko is the sum of (i) the total number of issued shares of common stock of Kyowa Hakko (including the number of treasury shares of common stock held by Kyowa Hakko) and (ii) any

excess of the number of shares of common stock underlying the stock acquisition rights issued by the Kyowa Hakko, over the number of treasury shares of common stock held by Kyowa Hakko.

(Note 2) If the total number of tendered shares and other securities is less than 79,849,000 shares, none of the tendered shares or other securities will be purchased by Kirin Holdings. If the total number of shares tendered in the Tender Offer exceeds 111,578,000 shares, none or some of the excess portion will be purchased, and pursuant to the *pro rata* method as defined in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law and Article 32 of the Cabinet Ordinance regarding disclosure of tender offer for shares and other securities by non-issuers, Kirin Holdings will make delivery and other settlements with respect to the purchase of shares.

(Note 3) The Tender Offer may be postponed or cancelled upon the occurrence of an event which has a material adverse effect on, among others, the operations or assets of Kyowa Hakko, prior to the scheduled commencement date of the Tender Offer.

For details of the Tender Offer, please refer to the "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.", released today by Kirin Holdings.

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, conditioned upon approval being obtained at the extraordinary meeting of shareholders which Kyowa Hakko plans to convene promptly after the conclusion of the Tender Offer (the "Extraordinary Meeting of Shareholders of Kyowa Hakko") for (i) the Share Exchange Agreement with respect to the Share Exchange described in "b. Share Exchange between Kyowa Hakko and Kirin Pharma and the Integration of the Pharmaceutical Businesses through Subsequent Merger" below, and (ii) other agenda items necessary for the execution of the Integration, Kyowa Hakko will allocate new shares to the Tender Offeror, at 1,500 yen per share, with the stock payment date set for March 25, 2008 (the "Third Party Allocation of New Shares"), in the amount necessary for Kirin Holdings to acquire, in conjunction with the common stock of Kyowa Hakko delivered to Kirin Holdings in the Share Exchange between Kyowa Hakko and Kirin Pharma, a number of shares equivalent to 50.10% of the Standard Number of Shares of Kyowa Hakko as of the effective date of the Share Exchange. If the Third Party Allocation of New Shares is implemented, Kyowa Hakko will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

In addition, if the Third Party Allocation of New Shares is implemented, its details shall be provided as soon as they are determined.

b. Share Exchange between Kyowa Hakko and Kirin Pharma and the Integration of the Pharmaceutical Businesses through Subsequent Merger

After the Tender Offer is completed, to promptly implement the integration of the pharmaceutical businesses, Kyowa Hakko and Kirin Pharma will, subject to the approval being obtained at their respective general meetings of shareholders, conduct the Share Exchange effective as of April 1, 2008. As a result of the Share Exchange, Kirin Pharma will become a wholly owned subsidiary of Kyowa Hakko, while Kirin Holdings shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the Standard Number of Shares of Kyowa Hakko. Through the Share Exchange, Kyowa Hakko will allocate and deliver 8,862 shares (Note) of common stock of Kyowa Hakko for one share of common stock of Kirin Pharma held by Kirin Holdings, a total of 177,240,000 shares. Provided, however, that the Share Exchange shall be implemented conditioned upon the occurrence of either (i) the completion of purchase of the number of shares equivalent to the maximum

number of shares scheduled to be purchased (111,578,000 shares) by Kirin Holdings in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer.

(Note) Treasury shares held by Kirin Pharma are scheduled to be cancelled by the day before the Share Exchange becomes effective.

After the Share Exchange becomes effective, Kyowa Hakko as the surviving company (the "Surviving Company") and Kirin Pharma as the merging company will merge (the "Merger") (the effective date of the Merger shall be October 1, 2008). As a result of the Merger, the integration of pharmaceutical business between Kyowa Hakko and Kirin Pharma will be complete. Matters to be provided in the merger agreement (the "Merger Agreement"), other than the above, will be determined before the conclusion of the Merger Agreement with respect to the Merger. In accordance with the Merger, the trade name of the Surviving Company will change and, after approval from the general meeting of shareholders, the trade name of the Surviving Company after the Merger shall become "Kyowa Hakko Kirin Co., Ltd.".

The reason for implementing the Share Exchange prior to the Merger as described above is to aid the prompt progress of preparations for the Merger by making Kirin Pharma a wholly owned subsidiary of Kyowa Hakko. For details of the Strategic Alliance, please refer to the "Notification with Respect to the Strategic Alliance Between Kyowa Hakko Group and Kirin Group Centering Around the Integration of Kyowa Hakko Kogyo Co., Ltd. And Kirin Pharma Company, Limited", released today by Kyowa Hakko, Kirin Pharma and Kirin Holdings.

(2) Promotion Structure for the Integration

After the conclusion of the Integration Agreement, the Kyowa Hakko Group and the Kirin Group will establish an integration preparatory committee co-chaired by the Presidents of Kyowa Hakko and Kirin Pharma, and will smoothly and promptly promote the Integration and business collaboration of the two groups.

(3) Management Structure of the Surviving Company after the Merger

Trade Name of the Surviving Company after the Merger	Kyowa Hakko Kirin Co., Ltd.
President and CEO	Yuzuru Matsuda, (current President of Kyowa Hakko) (scheduled) Yuzuru Matsuda, the President of the Surviving Company, will also serve as a Director of Kirin Holdings.
Executive Vice President	Tomohiro Mune, (current Managing Director of Kirin Holdings) (scheduled)
Composition of Directors	7 persons in total (including Yuzuru Matsuda and Tomohiro Mune) 5 persons from Kyowa Hakko (including one outside director) 2 persons from the Kirin Group * The Surviving Company plans to adopt the Managing Officers System (*shikko yakuin seido*).
Composition of Auditors	5 persons in total (including one part-time Auditor) 4 persons from Kyowa Hakko (including three outside auditors (one of whom will be part-time)

.	1 person from the Kirin Group

(4) Relationship between the Surviving Company and Kirin Holdings after the Merger

After the Integration, the Surviving Company, will become a consolidated subsidiary of the Tender Offeror which, as a pure holding company, will hold a majority of the voting rights of the Surviving Company. The Surviving Company will, while respecting the fundamental principles of the Kirin Group operation, conduct an autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. In addition, the Ratio of the Standard Number of Shares of Kirin Holdings in the Surviving Company shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and after the Integration, Kirin Holdings will cooperate in the strongest reasonable manner to maintain the listing of the shares of the Surviving Company.

(Note) The Ratio of the Standard Number of Shares shall be the sum of (i) the number of shares of common stock of Kyowa Hakko which Kirin Holdings (including its subsidiaries and affiliates but excluding Kyowa Hakko and their subsidiaries and affiliates) holds and (ii) the number of shares of common stock of Kyowa Hakko which will be issued upon exercise of stock acquisition rights held by Kirin Holdings, divided by the Standard Number of Shares of Kyowa Hakko.

(5) Integration of Non-Pharmaceutical Businesses of the Surviving Company after the Merger

With respect to non-pharmaceutical businesses of the Surviving Company after the Merger, while promoting the Strategic Alliance, the parties plan to promptly establish a business operation system which will contribute to the maximization of the operation base and profitability for each party, and aim to develop each business area.

a. Bio-Chemicals Business

Because the business model of the bio-chemicals industry which centers around materials is different from that of the pharmaceutical business, the bio-chemical business will spin off as a subsidiary of the Surviving Company after the Merger and by April 2010, it will aim to establish an independent management system and growth. With respect to the health food mail-order business and alcohol business within the bio-chemical industry, because the same business exists in the Kirin Group, the parties will consider the integration of both businesses, with the aim of strengthening competitiveness, improving management efficiency and realizing further growth. With respect to bio-technology which is to form the basis for the Surviving Company after the Merger, because development and expansion can be expected not only in the pharmaceutical business but also in the bio-chemical business, the bio-chemical business will pursue and put into operation state of the art technologies, either together with the pharmaceutical business or in co-operation with it.

b. Food Business

Because there are substantial similarities between the businesses which Kyowa Hakko and Kirin Food-Tech Company, Limited, a company in the Kirin Group, operate, such as supplying ingredients (mainly seasoning) to manufacturers and their focus on strengthening their "take-out" and "dining-out" businesses, the parties will consider integrating their businesses, with the aim of strengthening and expanding the operation base.

c. Chemicals Business

The parties will aim to enhance sales of high-value added functional products, such as environmentally-friendly products which meet the post-Merger vision of the Surviving Company, while making efforts to stabilize profitability and enhance competitiveness through alliances with other companies, among others.

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

October 22, 2007	Meetings of the Boards of Directors of Kyowa Hakko, Kirin Holdings and Kirin Pharma Kirin Holdings: approval of the Integration Agreement and resolution to commence the Tender Offer; Kirin Pharma: approval of the Integration Agreement and the Share Exchange Agreement; and Kyowa Hakko: approval of the Integration Agreement and the Share Exchange Agreement and the resolution of approval of the Tender Offer. Execution of the Integration Agreement and the Share Exchange Agreement
Wednesday, October 31, 2007 (scheduled)	Commencement of the Tender Offer by Kirin Holdings
Thursday, December 6, 2007 (scheduled)	Last day of the Tender Offer Period by Kirin Holdings
Late December, 2007 (scheduled)	Record date for the Extraordinary Meeting of Shareholders of Kyowa Hakko
Monday, December 31, 2007	Record date for the Ordinary General Meeting of Shareholders of Kirin Pharma
Late February, 2008 (scheduled)	Extraordinary Meeting of Shareholders of Kyowa Hakko (approval of the Share Exchange Agreement and the Third Party Allocation of New Shares)
Tuesday, March 25, 2008 (scheduled)	Stock payment date for the Third Party Allocation of New Shares
Late March, 2008 (scheduled)	Ordinary General Meeting of Shareholders of Kirin Pharma (approval of the Share Exchange Agreement)
Tuesday, April 1, 2008 (scheduled)	Effective date of the Share Exchange
Late April, 2008 (scheduled)	Share certificate delivery date for the Share Exchange
Late April, 2008 (scheduled)	Meetings of the Boards of Directors of Kyowa Hakko and Kirin Pharma, respectively (approval of the Merger Agreement) Conclusion of the Merger Agreement with respect to the Merger
Late June, 2008 (scheduled)	Ordinary General Meeting of Shareholders of Kyowa Hakko (approval of the Merger Agreement)
Wednesday, October 1, 2008 (scheduled)	Effective date of the Merger

(Note 1) If compelling circumstances arise in the course of proceedings, changes to the

schedule may occur upon consultation among the three companies.

(Note 2) An announcement of the organizational structure, directors and officers and mid-term management plans of the Surviving Company after the merger is scheduled to be made in late April, 2008.

(Note 3) The Third Party Allocation of New Shares to Kirin Holdings will not be implemented if the maximum number of shares scheduled to be purchased (111,578,000 shares) is purchased through the Tender Offer. If the Third Party Allocation of New Shares is implemented, notification of the details of such allocation will be made promply after they are determined.

(2) Share Exchange Ratio

	Kyowa Hakko	Kirin Pharma
Share exchange ratio	1	8,862

a. Share Allocation Ratio

In accordance with the above share exchange ratio, Kyowa Hakko will allocate and deliver 8,862 shares of common stock for one (1) share of common stock of Kirin Pharma.

(Note) Treasury shares held by Kirin Pharma are scheduled to be cancelled by the day before the Share Exchange becomes effective.

b. Number of Shares to be Issued through the Share Exchange

In the Share Exchange, Kyowa Hakko will issue 177,240,000 shares of common stock (representing 30.75% of the Standard Number of Shares after the Share Exchange (Note)).

(Note) This represents the percentage if the Third Party Allocation of New Shares is not implemented. Kirin Holdings will acquire, in conjunction with the shares of common stock to be purchased through the Tender Offer, a total number of shares equivalent to 50.10% of the Standard Number of Shares of Kyowa Hakko as of the effective date of the Share Exchange.

(3) Summary of the Calculation of the Share Exchange Ratio

a. Basis and Background of the Calculation

In order to ensure the fairness of the share exchange ratio to be used by Kyowa Hakko and Kirin Pharma in the Share Exchange, Kyowa Hakko appointed Merrill Lynch Japan Securities Co., Ltd. ("Merrill Lynch") and Kirin Pharma appointed JPMorgan Securities Japan Co., Ltd. ("JPMorgan") as financial advisors, and requested each company conduct an analysis of the share exchange ratio.

The Board of Directors of Kyowa Hakko received an opinion from Merrill Lynch on October 22, 2007, which stated that, based on the assumptions and other specified conditions described below, the agreed share exchange ratio was fair, from a financial point of view, to the shareholders of Kyowa Hakko.

In providing its opinion and conducting the analysis which forms the basis of such opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information provided by Kyowa Hakko and Kirin Pharma and all the publicly available information and accordingly did not conduct an appraisal or actual evaluation, and was not provided with any such appraisals or evaluations, with respect to the individual assets and liabilities of the two companies. Furthermore, Merrill Lynch assumed that the financial forecasts of Kyowa Hakko and Kirin Pharma and information relating to any expected synergy effects from the Share Exchange had been prepared on a reasonable basis, and reflected the best available

estimates and judgment of the management of Kyowa Hakko at that time. Merrill Lynch's opinion was based on the current information and economic conditions as of October 22, 2007.

In evaluating the terms and conditions of the Share Exchange, Merrill Lynch performed various analyses, including a discounted cash flow analysis, a comparable companies analysis, a market price analysis, a comparable transactions analysis, a contribution analysis and an earnings per share accretion/dilution analysis, a value creation analysis, and reviewed and considered such analyses as a whole in preparing its opinion. Some of the principal methods of evaluation and a brief summary of analyses utilized by Merrill Lynch in evaluating the share exchange ratio are: (Please refer to "Note 1" below in conjunction with the following summary).

(i) an indicative share exchange ratio evaluated based on the discounted cash flow method of Kyowa Hakko 1: Kirin Pharma 9,689 - 10,573;

(ii) an indicative share exchange ratio evaluated based on the comparable companies analysis of Kyowa Hakko 1: Kirin Pharma 7,911 - 9,398;

(iii) a relative contribution analysis of Kyowa Hakko and Kirin Pharma was performed; and

(iv) with respect to Kyowa Hakko, the market price analysis, comparable transactions analysis, the earnings per share accretion/dilution analysis taking into consideration the expected synergies and the value creation analysis were considered.

When calculating the share exchange ratio for the Share Exchange, JPMorgan took into account business results and forecasts of the Kyowa Hakko and Kirin Pharma and the synergy effects created by the Share Exchange, and conducted a valuation using methods such as the trading comparable companies analysis and the DCF analysis. JPMorgan also conducted the contribution analysis. As a result of such calculations, JPMorgan submitted the results of the calculations to Kirin Pharma in which the number of shares of common stock of Kyowa Hakko to be allocated for one (1) share of the common stock of Kirin Pharma was calculated as 7,047 shares ~ 9,354 shares by the trading comparable companies analysis and 7,330 shares ~ 9,026 shares by the DCF analysis. For the calculation of the share exchange ratio by JPMorgan, please refer to (Note 2) below.

The Board of Directors of Kirin Holdings, a parent company of Kirin Pharma, received an opinion (Note 2) from JPMorgan on October 22, 2007, which stated that, the total consideration for the common stock of Kyowa Hakko pursuant to the Strategic Alliance (the aggregate of (i) the amount to be paid pursuant to the tender offer price in the Tender Offer, (ii) the amount to be paid pursuant to the Third Party Allocation of New Shares (as necessary), and (iii) the total number of the common stock of Kirin Pharma to be contributed pursuant to the share exchange ratio for the Share Exchange) was fair, from the financial point of view.

With reference to the results of the share exchange ratio calculation by Merrill Lynch (in the case of Kyowa Hakko) and JPMorgan (in the case of Kirin Pharma), and after considering the financial condition and forecasts and the causes of trends in share value, among others, of each of the two companies, as a result of mutual discussions, Kyowa Hakko and Kirin Pharma reached a final agreement that the share exchange ratio described above was appropriate.

b. Relationship with the Appraisers

The appraisers are not related parties.

(4) Handling of Stock Acquisition Rights and Bond Certificates with Stock Acquisition Rights Issued by Kirin Pharma

N/A

(5) Limit on Distribution of Surplus until the Date of the Share Exchange

a. Kyowa Hakko may make a distribution of surplus of up to 5 yen per share of common stock to its shareholders and registered pledgees listed or recorded in the final shareholders registry as of March 31, 2008.

b. Kirin Pharma may make a distribution of surplus of up to 230,000 yen per share of common stock to its shareholders and registered pledgees listed or recorded in the final shareholders registry as of December 31, 2007.

3. Outline of Parties to the Share Exchange

(1)	Trade Name	Kyowa Hakko Kogyo, Co., Ltd.	Kirin Pharma Company, Limited
(2)	Business Description	Production and sales of pharmaceutical products for medical professionals, raw materials for pharmaceutical/industrial use, healthcare products, products for the agriculture and livestock industry and the fishing industry, etc.	Production and sales of pharmaceutical products
(3)	Date of Incorporation	July 1, 1949	April 25, 1958 (Commencement of operation on July 1, 2007)
(4)	Address of Head Office	1-6-1 Otemachi, Chiyoda-ku, Tokyo	6-26-1 Jingumae, Shibuya-ku, Tokyo
(5)	Name and Title of Representative	Yuzuru Matsuda President and CEO	Katsuhiko Asano President and Chairman of the Board of Directors
(6)	Paid-in Capital	26,745 million yen (as of March 31, 2007)	3,000 million yen (as of July 1, 2007)
(7)	Number of Issued Shares	399,243,555 shares (as of March 31, 2007)	30,000 shares (as of July 1, 2007)
(8)	Total Asset	378.8 billion yen (consolidated) (as of March 31, 2007)	76.6 billion yen (nonconsolidated) (as of July 1, 2007)
(9)	Net Asset	244.0 billion yen (consolidated) (as of March 31, 2007)	63.0 billion yen (nonconsolidated) (as of July 1, 2007)
(10)	Fiscal Year End	March 31	December 31
(11)	Number of Employees	5,756 (consolidated) (as of March 31, 2007)	1,270 (nonconsolidated) (as of July 1, 2007)
(12)	Major business partners	Mediceo Paltac Holdings Co., Ltd. Suzuken Co., Ltd. Alfresa Corporation	Alfresa Corporation Toho Pharmaceutical Co., Ltd. Suzuken Co., Ltd.
(13)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan Ltd. (Trust Account): 6.33% The Dai-ichi Mutual Life Insurance Company: 6.17% Japan Trustee Services Bank, Ltd. (Trust Account): 5.60% The Norinchukin Bank: 4.52% Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. Asset Management Re-entrust Services: 2.02%	Kirin Holdings: 100% (Excluding treasury stock) (as of July 1, 2007)

		(as of March 31, 2007)	
(14)	Major Banks	Mizuho Corporate Bank, Ltd. The Norinchukin Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationship with the New Company	Capital relationship	None
		Personal relationship	None
		Transaction relationship	None
		Status of relationship with related parties	None

(16) Business results for the Three Most Recent Fiscal Periods (Consolidated)

(hundred millions of yen)

	Kyowa Hakko (absolute parent company)			Kirin Pharma (wholly owned subsidiary)		
Fiscal Year End	Year ending March 2005	Year ending March 2006	Year ending March 2007	Year ending December 2004	Year ending December 2005	Year ending December 2006
Net sales	3,589	3,534	3,542	603	640	618
Operating Income	335	255	306	116	132	105
Ordinary Income	323	282	309	Not disclosed	Not disclosed	Not disclosed
Net income for the year	179	162	126	Not disclosed	Not disclosed	Not disclosed
Net income per share	41.67	38.35	31.32	Not disclosed	Not disclosed	Not disclosed
Dividend per share	10.00	10.00	10.00	Not disclosed	Not disclosed	Not disclosed
Net assets per share	556.29	604.91	607.49	Not disclosed	Not disclosed	Not disclosed

* For Kirin Pharma, the above figures are the business results of the business segment.

* Because Kirin Pharma is an unlisted company, items other than the net sales and operating income in the table above are not disclosed.

3. Post-Share Exchange Situation

A. Kyowa Hakko Kogyo Co., Ltd.

(1) Trade Name

Kyowa Hakko Kogyo Co., Ltd.

(2) Main Business

Production and sales of pharmaceutical products for medical professionals, raw materials for industrial and pharmaceutical use, healthcare products, products for the agriculture and livestock industry and the fishing industry, alcohol, etc.

(3) Address of Head Office

1-6-1 Otemachi, Chiyoda-ku, Tokyo

(4) Name and Title of Representative (scheduled)

Yuzuru Matsuda, President and CEO

(5) Paid-in Capital

Not yet determined.

(6) Total Assets

Not yet determined.

(7) Net Assets

Not yet determined.

(8) Fiscal Year End

March 31

(9) Summary of Accounting Procedure

Although Kirin Pharma will become the wholly owned subsidiary of Kyowa Hakko as the result of the Share Exchange, since Kyowa Hakko will become a subsidiary of Kirin Holdings, for the purpose of accounting for business combinations, the Share Exchange is accounted for as a reverse acquisition with Kirin Pharma as the acquiring company of Kyowa Hakko. Accordingly, the purchase method will apply with respect to the consolidated financial statements after the Share Exchange, and goodwill will be generated as a result of the Share Exchange. The value of the goodwill and the period of amortization have not been determined at this time.

(10) Outlook for impact of Share Exchange on business results

The outlook for the business results, as well as the value of the goodwill and the years of depreciation have not been determined at this time. The outlook will be disclosed as soon as it is determined.

B. Kirin Holdings Company, Limited

(1) Trade Name

Kirin Holdings Company, Limited

(2) Main Business

As a holding company, Kirin Holdings controls and manages the business activities of its business corporations (which engage in businesses such as alcohol, beverages and pharmaceutical products).

(3) Address of Head Office

2-10-1 Shinkawa, Chuo-ku, Tokyo

(4) Name and Title of Representative (scheduled)

Kazuyasu Kato, President and CEO

(5) Paid-in Capital

Not yet determined.

(6) Total Assets

Not yet determined.

(7) Net Assets

Not yet determined.

(8) Fiscal Year End

December 31

(9) Summary of Accounting Procedure as a Consolidated Company

For the purposes of accounting for business combinations, the purchase method will be

applied and goodwill will be reported. The value of the goodwill and the period of amortization have not been determined at this time. Any goodwill generated shall be amortized in accordance with the straight line method during the period within which the effect is estimated to develop.

(10) Outlook for impact of Share Exchange on business results

The outlook for the business results, as well as the value of the goodwill and the years of depreciation have not been determined at this time. The outlook will be disclosed as soon as it is determined.

C. Kirin Pharma Company, Limited

(1) Trade Name

Kirin Pharma Company, Limited

(2) Main Business

Manufacture and Sale of pharmaceutical products

(3) Address of Head Office

6-26-1 Jingumae, Shibuya-ku, Tokyo

(4) Name and Title of Representative (scheduled)

Katsuhiko Asano, President and Chairman of the Board of Directors

(5) Paid-in Capital

Not yet determined.

(6) Total Assets

Not yet determined.

(7) Net Assets

Not yet determined.

(8) Fiscal Year End

December 31

(Note 1) In arriving at its opinion, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to Kyowa Hakko, Kirin Pharma, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of Kyowa Hakko and involve the application of complex methodologies and educated judgment.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in those analyses as a comparison is identical to Kyowa Hakko, Kirin Pharma or the Share Exchange, nor is an evaluation of the results of those analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transactions, public trading or other values of the companies, business segments or transactions being

111,578,000 shares of common stock of the Company (27.95% of the Standard Number of Shares of the Company as of the date of the official announcement of the commencement of the Tender Offer) to enable the Tender Offeror to acquire, in conjunction with the shares of common stock delivered to the Tender Offeror in the Share Exchange described below, the number of shares equivalent to 50.10% of the Standard Number of Shares of the Company. If the total of number of shares tendered in the Tender Offer is less than 79,849,000, the Tender Offeror will purchase none of the shares tendered.

(Note 1) In this Notice, the Standard Number of Shares is the sum of (i) the total number of issued shares of common stock of the Company (including the number of treasury shares of common stock held by the Company) and (ii) any excess of the number of shares of common stock underlying the stock acquisition rights issued by the Company over the number of treasury shares of common stock held by the Company.

(Note 2) The Tender Offer may be postponed or cancelled upon the occurrence of an event which has a material adverse effect on, among others, the operations or the assets of the Company, prior to the scheduled commencement date of the Tender Offer.

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, under certain conditions, the Company will allocate new shares to the Tender Offeror, at 1,500 yen per share (the "Third Party Allocation of New Shares"), in the amount necessary for the Tender Offeror to acquire, in conjunction with the shares delivered to the Tender Offeror in the Share Exchange, a number of shares equivalent to 50.10% of the Standard Number of Shares of the Company as of the effective date of the Share Exchange.

After the Tender Offer is completed, to promptly implement the integration of the pharmaceutical businesses, the Company and Kirin Pharma will, subject to the approval being obtained at their respective general meetings of shareholders, conduct the Share Exchange with an effective date as of April 1, 2008. Provided, however, that the Share Exchange shall be implemented conditioned upon either (i) the completion of purchase of the number of shares equivalent to the maximum number of shares scheduled to be purchased (111,578,000 shares) by the Tender Offerer in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer.

After the Share Exchange becomes effective, the Company as the surviving company and Kirin Pharma as the merging company will merge (the "Merger") (the effective date of the Merger shall be October 1, 2008). As a result of the Merger, the Integration between the Company and Kirin Pharma will be complete.

When considering the terms and conditions of the Integration including the Tender Offer, the Company appointed Merrill Lynch Japan Securities Co., Ltd. ("Merrill Lynch"), an independent financial advisor, as an independent third party appraiser, and requested Merrill Lynch to conduct

the share valuation of the Company and to provide related advice. With the advice from Merrill Lynch and Nishimura & Asahi, the Company, the Tender Offeror and Kirin Pharma substantially discussed and negotiated the terms and conditions of the Integration.

The Company obtained the share valuation report from Merrill Lynch on October 22, 2007 (the "Share Valuation Report") as a reference document to be used when considering the appropriateness of the Purchase Price. In the Share Valuation Report, the share value of the Company was analyzed based upon financial information (including forecast information) provided by the Company and certain other specified assumptions and conditions, using various calculation methods such as discounted cash flow analysis, the comparable companies analysis, the market price analysis, and the comparable transactions analysis.

Taking into consideration the fact that the Tender Offer is one of a series of multiple transactions for the Integration, and after comprehensive consideration of the Share Valuation Report prepared by Merrill Lynch, the contents of the Tender Offer, the current status of the Kyowa Hakko Group, and other factors such as advice from various advisors, the Board of Directors of the Company concluded that the terms and conditions of the Tender Offer were appropriate, and it was unanimously resolved at the meeting of the Board of Directors held on October 22, 2007, to approve the Tender Offer.

The Purchase Price of the Tender Offer is equal to the closing price of 1,202 yen of the common stock of the Target Company quoted on the Tokyo Stock Exchange on October 18, 2007 plus a premium of approximately 24.8 %, and is equal to the average closing price of 1,135 yen (rounded to the nearest yen) of the common stock of the Company quoted on the Tokyo Stock Exchange for the past 3 months ended on October 18, 2007 plus a premium of approximately 32.2%.

(3) Possible Delisting of the Shares of the Company

In the Tender Offer, a maximum number of shares to be purchased has been set, and the Tender Offer is not intended to result in a delisting of the shares of common stock of the Company. The Company intends to maintain its share listing after the completion of the Tender Offer. After the Tender Offer and the Share Exchange, the Company will become a consolidated subsidiary of the Tender Offeror which will hold a majority of the shareholder voting rights of the Company. The Company will, while respecting the fundamental principles of the Kirin Group's operation, conduct an autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. Therefore, the Ratio of the Standard Number of Shares of the Tender Offeror in the Company (Note 3) shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and after the Integration, the Tender Offeror will cooperate in the strongest reasonable manner to maintain the listing of the shares of the surviving

company established through the Merger. Furthermore, pursuant to the Integration Agreement, the Kirin Group agrees not to acquire any new shares/stock acquisition rights of the Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Company which the Kirin Group holds, for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Company.

(Note 3) In this Notice, the Ratio of the Standard Number of Shares shall be the sum of (i) the number of shares of common stock of the Company which the Tender Offeror (including their subsidiaries and affiliates but excluding the Company and its subsidiaries and affiliates) holds and (ii) the number of shares of common stock of the Company which will be issued upon exercise of stock acquisition rights held by the Tender Offeror, divided by the Standard Number of Shares of the Company.

3. Summary of Profit-Sharing by the Tender Offeror or its Specially Related Parties

None

4. Counter-Policies with respect to Basic Policies Regarding the Control of the Company

None

5. Inquiries to the Tender Offeror

None

6. Request for Extension of Tender Offer Period

None

[Attachment] Kirin Holdings Company, Limited's Press Release: "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd."

filed by the Target Company on June 20, 2007. However, because shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating "Ownership Percentage of Share Certificates and Other Securities after Tender Offer", the "Total Number of Voting Rights of Shareholders and Other Parties of the Target Company" is calculated to be 396,771 units. This number is calculated by subtracting the number of voting rights (1,404 units) represented by the number of treasury shares held by the Target Company (1,404,000 shares) that are not scheduled to be acquired through the Tender Offer, from 398,175 units, which includes the sum of (i) the number of voting rights (6,311 units) represented by the number of shares constituting less than a whole unit (6,311,555 shares) recorded in the 84th Annual Securities Report and (ii) the number of voting rights (336 units) represented by the number of shares of common stock of the Target Company which may be issued upon exercise of the stock acquisition rights in relation to the stock option plan prior to the last day of the Tender Offer Period (336,000 shares).

(Note 4) The "Ownership Percentage of Share Certificates and Other Securities prior to the Tender Offer" and "Ownership Percentage of Share Certificates and Other Securities after the Tender Offer" are rounded to the nearest hundredth of a percent.

(7) Aggregate Tender Offer Price

167,367.0 million yen (scheduled)

The aggregate tender offer price is the "Number scheduled to be purchased represented by shares" (111,578,000 shares) multiplied by the purchase price per share (1,500 yen).

(8) Method of Settlement

a. Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nikko Citigroup Limited

1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.

3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Citigroup Limited is currently moving its tender offer agent functions to the above address. Although the head office of Nikko Citigroup Limited is currently located at 5-2-20 Akasaka, Minato-ku, Tokyo, the location is scheduled to be changed to the above address by the date of the commencement of the Tender Offer.

b. Commencement Date of Settlement

Thursday, December 13, 2007

c. Method of Settlement

A notice of purchase will be mailed to the address or location of the tendering shareholder (or the standing proxy in the case of non-resident shareholders) (the "Tendering Shareholder" or "Tendering Shareholders") promptly after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent or the Sub-Agent will, in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the commencement date of settlement to the account designated by the Tendering Shareholder.

(9) Other Conditions and Methods of Purchase, etc.

a. Conditions set forth in Each Item of Article 27-13, Paragraph 4 of the Law

If the total number of tendered shares and other securities is less than the "Minimum number scheduled to be purchased represented by shares" (79,849,000 shares), none of the tendered shares or other securities will be purchased by the Tender Offeror.

If the total number of shares tendered in this Tender Offer exceeds the number listed above in "Maximum number scheduled to be purchased represented by shares" (111,578,000 shares), none or some of the excess shares may be purchased, and pursuant to the *pro rata* method as defined in Article 27-13, Paragraph 5 of the Law and Article 32 of the TOB Order, the Tender Offeror will make delivery and other settlements with respect to the purchase of shares. (If a part of a particular number of shares tendered consists of shares constituting less than a whole unit, the maximum number of shares purchased calculated according to the *pro rata* method shall be set at the number of shares tendered).

If the total number of shares to be purchased from all Tendering Shareholders is calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result is less than the "Maximum number scheduled to be purchased represented by shares", the Tender Offeror will purchase one unit from each Tendering Shareholder in descending order, beginning with shareholders that own the most rounded-off shares, until the total number of shares to be purchased is equal to the number listed in "Maximum number scheduled to be purchased represented by shares". (If by purchasing units the Tender Offeror will exceed the number of shares tendered in the Tender Offer, then the Tender Offer will purchase numbers of shares until the number of shares to be purchased is equal to the number of shares tendered.)

However, if the Tender Offeror purchased units from all Tendering Shareholders who hold equal numbers of shares that were rounded-up, and the result exceeds the "Maximum number scheduled to be purchased represented by shares" the Tender Offeror will select by lottery who the Tender Offeror will purchase units from, to the extent that the total number of shares to be purchased is no less than the "Maximum number scheduled to be purchased represented by shares".

If the number of shares to be purchased from all Tendering Shareholders is calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result such total number of shares exceeds the "Maximum number scheduled to be purchased represented by shares", the Tender Offeror will decrease by one unit the number of tendered shares from each Tendering Shareholder in descending order, beginning with shareholders that own the most shares which were rounded-up, until the total number of shares to be purchased is equal to the "Maximum number scheduled to be purchased represented by shares". (If a part of the total number of shares to be purchased calculated by the *pro rata* method consists of shares which constitute less than a whole unit, the relevant number of shares will be decreased).

However, if the Tender Offeror decreased the number of shares purchased from all Tendering Shareholders who hold equal numbers of shares that were rounded-up, and the result is less than the "Minimum number scheduled to be purchased represented by shares", the Tender Offeror will select by lottery whose number of shares to be purchased the Tender Offeror will decrease, to the extent that the total number of shares to be purchased is no less than the "Minimum number scheduled to be purchased represented by shares".

b. Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9 and Items 1.12 through 1.18, Item 2, Items 3.1 through 3.8, Item 4, Item 5 as well as Article 14, Paragraph 2, Items 3 through 6 of the Financial Instruments and Exchange Law Enforcement Order (the "Enforcement Order"), the Tender Offeror may withdraw the Tender Offer. Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice through electronic disclosure and notify the disclosure in The Nihon Keizai Shimbun; provided, however, if it is deemed difficult to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the TOB Order and forthwith give public notice.

c. Conditions of Reduction of Purchase Price of Tender Offer, Details thereof and Method of Disclosure of Reduction

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Law, if the Target Company takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order, the Tender Offeror may reduce the purchase price of the Tender Offer through the methods provided in Article 19, Paragraph 1 of the TOB Order.

Should the Tender Offeror intend to reduce the purchase price of the Tender Offer, it will give notice through electronic disclosure and notify the disclosure in The Nihon Keizai Shimbun; provided, however, that if it is impracticable to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the TOB Order and forthwith give public notice. If the purchase price is reduced, the Tender Offeror will purchase any shares or other securities tendered prior to the announcement of such change at the amended purchase price.

d. Matters Concerning Tendering Shareholders' Right of Cancellation of Application

A Tendering Shareholder may cancel an application for the Tender Offer at any time during the Tender Offer Period. In case of such cancellation, the Tendering Shareholders must deliver or mail a document requesting the cancellation of the application for the Tender Offer ("Document of Cancellation"), attaching the Receipt of Application for the Tender Offer (if one was received) to one of the entities listed below by 15:30 on the last day of the Tender Offer Period. If mailing the documents, the cancellation of the acceptance of the Tender Offer will not be effective unless the Document of Cancellation is delivered to the entities listed below by 15:30 on the last day of the Tender Offer Period. (The hours in which each branch office of Nikko Cordial Securities Inc. operate and manage investment securities differ. Please confirm, in advance, details such as the business hours of the branch office you wish to use).

Entities authorized to receive the documents of cancellation:

Nikko Citigroup Limited (1-5-1 Marunouchi, Chiyoda-Ku, Tokyo)

Nikko Cordial Securities Inc. (3-3-1 Marunouchi, Chiyoda-Ku, Tokyo)

(Other branch offices of Nikko Cordial Securities Inc. located in Japan)

Nikko Citigroup Limited is currently moving its tender offer agent functions to the above address. Although the head office of Nikko Citigroup Limited is currently located at 5-2-20 Akasaka, Minato-ku, Tokyo, the location is scheduled to be changed to the above address by the date of the commencement of the Tender Offer.

No compensation for damages or penalty payment will be claimed to any Tendering Shareholder by the Tender Offeror in the event that the application by the Tendering Shareholder is canceled. The cost of returning the share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

e. Method of Disclosure if the Conditions or other Terms of Tender Offer are Changed

Except where forbidden by Article 27-6 of the Law and Article 13 of the Enforcement Order, the Tender Offeror may change the conditions or other terms of the Tender Offer.

Should any terms or conditions of the Tender Offer be changed, the Tender Offeror will give public notice thereof through electronic disclosure and notify the disclosure in The Nihon Keizai Shimbun; provided, that if it is deemed difficult to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement in accordance with Article 20 of the TOB Order, and forthwith give public notice. The purchase of the shares tendered prior to such public notice will also be made in accordance with the terms and conditions as changed.

f. Method of Disclosure if Amendment Statement is Filed

If an amendment statement is filed with the Director-General of the Kanto Local Finance Bureau, except in circumstances provided for under the proviso in Article 27-8, Paragraph 11 of the Law, the Tender Offeror will forthwith make a public announcement of the contents thereof to the extent relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the TOB Order. The Tender Offeror will also forthwith amend tender offer explanatory statement and provide the amended tender offer explanatory statement to the Tendering Shareholders who have received the previous tender offer explanatory statement. If the amendments are limited in extent, however, the Tender Offeror may, instead of providing an amended tender offer explanatory statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the details thereof to the Tendering Shareholders.

g. Method of Disclosure of Results of Tender Offer

The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order on the day following the last day of the Tender Offer Period.

(10) Date of Public Notification

Wednesday, October 31, 2007

(11) Tender Offer Agent

Nikko Citigroup Limited

Nikko Cordial Securities Inc.

3. Other Matters

(1) Agreements between Tender Offeror and Target Company or its Directors and Officers

The Board of Directors of the Target Company has approved the Tender Offer.
The Tender Offeror entered into the Integration Agreement with the Target Company and Kirin Pharma on October 22, 2007 with respect to the Integration between the Target Company and Kirin Pharma, among others. The outline of the Integration Agreement is as follows:

a. Process of the Integration

The Integration shall be conducted through the processes specified in (a) through (d) below.

(1) The Tender Offeror will commence the Tender Offer for the shares of common stock of the Target Company. (Note)

(2) If the number of shares purchased through the Tender Offer is less than 111,578,000 shares (the maximum number of shares to be purchased), conditioned upon approval being obtained at the Extraordinary Meeting of Shareholders of Kyowa Hakko which the Target Company plans to convene promptly after the conclusion of the Tender

Offer for (i) the Share Exchange Agreement, and (ii) other agenda items necessary for the execution of the Integration, the Target Company will allocate new shares to the Tender Offeror through a third party allocation of new shares, at 1,500 yen per share, with the stock payment date set for March 25, 2008, in the amount necessary to enable the Tender Offeror to acquire, in conjunction with the shares of common stock delivered to the Tender Offeror in the Share Exchange between the Target Company and Kirin Pharma described below, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange. If such Third Party Allocation of New Shares is implemented, the Target Company will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

(3) After the Tender Offer, the Target Company and Kirin Pharma will implement a share exchange (effective date for which shall be April 1, 2008). As a result, Kirin Pharma will become a wholly owned subsidiary of the Target Company and the Tender Offeror shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company. In the Share Exchange, 8,862 shares of the Target Company for one (1) common stock of Kirin Pharma will be allocated and delivered, for a total of 177,240,000 shares. Provided, however, that the Share Exchange shall be implemented conditioned upon the occurrence of either (i) the completion of the purchase of 111,578,000 shares, equivalent to the maximum number of shares scheduled to be purchased by the Tender Offerer in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer. All treasury shares of Kirin Pharma will be cancelled by the day before the Share Exchange becomes effective.

(4) Subject to the Share Exchange becoming effective, the Target Company and Kirin Pharma will merge, with the Target Company as the surviving company and Kirin Pharma as the merging company (the effective date shall be October 1, 2008).

b. Upper-limit on the Amount of Distribution

It is confirmed that, with respect to the calculation of the Purchase Price, the amount to be paid in relation to the Third Party Allocation of New Shares, and the share exchange ratio for the Share Exchange, negotiations have been conducted on the assumption that (a) the Target Company will make a distribution of surplus of up to 5 yen per share at the ordinary general meeting of shareholders for the fiscal year ending March 31, 2008, and (b) Kirin Pharma will make a distribution of surplus of up to 230,000 yen per share at the ordinary general meeting of shareholders for the fiscal year ending December 31, 2007.

c. Extraordinary Meeting of Shareholders of Kyowa Hakko

Promptly after entering into the Integration Agreement, the Target Company shall convene the Extraordinary Meeting of Shareholders of Kyowa Hakko, submit agendas necessary to execute the Integration and to implement changes to its management structure associated with the Integration, and make highest reasonable efforts to obtain approval for such agendas to the extent permitted by applicable laws and regulations. The Target Company shall set the record date for the Extraordinary Meeting of Shareholders of Kyowa Hakko on a date subsequent to the settlement date of the Tender Offer, in order for the Tender Offeror to be able to exercise its voting rights with respect to the shares of the Target Company purchased through the Tender Offer, at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

d. Changes in the Management Structure of the Target Company Associated with the Integration

After the Share Exchange becomes effective, the President and CEO of the Target Company shall remain in the same position, for the time being. Furthermore, the Target Company shall, subject to the Share Exchange becoming effective, make changes to its management structure pursuant to the Integration Agreement, including (i) seeking approval of the agenda with respect to electing two persons appointed by the Tender Offeror as Directors of the Target Company at the Extraordinary Meeting of Shareholders of Kyowa Hakko, and (ii) electing one of the Directors appointed by the Tender Offeror as Executive Vice President and Representative Director of the Target Company.

e. Secondment of Directors by the Target Company to the Tender Offeror and Kirin Pharma

Subject to the Share Exchange becoming effective, at their respective ordinary general meetings of shareholders for the fiscal year ending December 31, 2007, (i) Kirin Pharma shall elect one person whom the Target Company appoints as a Director of Kirin Pharma, and (ii) the Tender Offeror shall seek approval with respect to the election of the President and CEO of the Target Company as a Director of the Tender Offeror.

f. Tender Offerors' Retention of Shares of the Target Company

The Kirin Group shall not acquire any new shares/stock acquisition rights of the Target Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Target Company which the Kirin Group holds, for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Target Company.

g. Prevention against Changes to the Ratio of the Standard Number of Shares

The Target Company shall not issue or dispose of its shares/stock acquisition rights, acquire or cancel its treasury shares, consolidate its shares, engage in organizational restructuring involving the issuance or delivery of its shares, or any other actions which may change the Ratio of the Standard Number of Shares of the Target Company.

h. Relationship between the Tender Offeror and the Surviving Company after the Merger

After the Merger the surviving company will become a consolidated subsidiary of the Tender Offeror which, as a pure holding company, will hold a majority of the shareholder voting rights of the surviving company. The surviving company will, while respecting the fundamental principles of the Kirin Group operation, conducting an autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. In addition, the ratio of Standard Number of Shares of the Tender Offeror in the new company shall be 50.10% in priciple for a period of 10 years from the date of the execution of the Integration Agreement, and, after the Integration, the Tender Offeror will cooperate in the highest reasonable manner to maintain the listing of shares of the surviving company of the Merger.

i. Prohibition of Solicitation, etc.

During the period between the conclusion of the Integration Agreement and the completion of the Merger, the Target Company may not solicit, provide information, discuss, negotiate, or enter into agreements with respect to a solicitation, proposals, information request or other request by a third party regarding (1) a tender offer targeting the shares of the Target Company by an entity other than the Tender Offeror, (2) issue shares of the Target Company to an entity other than the Tender Offeror, (3) engage in any organizational restructuring activities with an entity other than the Tender Offeror or Kirin Pharma, or (4) disposition of any material part of the business of the Target Company to an entity other than the Tender Offeror, or any other actions which have the effect of transferring any material business or assets of the Target Company. If a tender offer by a third party is commenced during the Tender Offer Period, the Target Company

shall act giving sufficient consideration to the fact that the Tender Offer is part of the transaction for the realization of the Integration, the purpose of the Integration, and the benefits to be brought to the corporate value and shareholders of the Target Company through the realization of the Integration.

j. Breakup Fee

If the Target Company substantively withdraws its approval of the Tender Offer, (including approving of a tender offer by a third party, but excluding cases where the substantial withdrawal of its approval of the Tender Offer arises from a material breach by either Kirin Pharma or the Tender Offeror of a duty, representation or warranty included in the Integration Agreement), the Tender Offeror may terminate the Integration Agreement. In the event of such termination, the Target Company shall pay the Tender Offeror a fixed amount as a breakup fee.

(Note) The Tender Offer may be postponed or cancelled upon the occurrence of an event which has a material adverse effect on, among others, the operations or the assets of the Company, prior to the scheduled commencement date of the Tender Offer.

(2) Other Relevant Information which Investors May Need in Evaluating the Tender Offer

a. The Target Company disclosed its financial and business performance results for the first quarter of the fiscal year ending March 2008 on July 27, 2007 to the Tokyo Stock Exchange as follows. The results were not audited by a corporate auditor as stipulated in Article 193-2 of the Law. The outline below of the disclosure was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

(1) Consolidated Profit and Loss (from April 1, 2007 through June 30, 2007)

(millions of yen)

First Quarter Accounting Period	First Quarter of Fiscal Year ending March 2008 (85th Term)
Net sales	94,978
Cost of sales	58,447
Sales, general and administrative expenses	28,960
Non-operating income	1,944
Non-operating expenses	1,139
Net quarterly income	5,319

(2) Per Share Information (from April 1, 2007 through June 30, 2007)

(yen)

First Quarter Accounting Period	First Quarter of Fiscal Year ending March 2008 (85th Term)
Net quarterly income per share	13.37
Net Assets per share	617.36

b. On July 27, 2007, the Target Company disclosed revisions to its consolidated business forecasts for the fiscal year ending March 31, 2008 to the Tokyo Stock Exchange as follows. The outline below was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

(1) The Target Company revised its consolidated business forecasts for the fiscal year ending March 31, 2008 as follows:

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(yen)
Interim period	193,000	11.5	15,000	2.9	16,000	5.7	10,000	151.0	25.13
Fiscal year	395,000	11.5	36,000	17.3	36,000	16.5	26,000	104.8	65.35

(Note) The percentages above represent the changes as compared to the figures from the same respective periods of the previous year

(2) Reason for the Revisions

The Target Company revised its consolidated business forecasts for the interim period and fiscal year ending September 30, 2007 and March 31, 2008, respectively, which were originally announced together with the financial results on April 27, 2007. The upward revisions were made in light of the favorable business operations in the first quarter with developments exceeding original plans, especially in the Pharmaceuticals Business Unit and the Bio-Chemicals Business.

c. On October 16, 2007, the Target Company disclosed revisions to its consolidated business forecasts for the interim period of the fiscal year ending March 31, 2008 to the Tokyo Stock Exchange. The outline below was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

(1) The consolidated business forecasts for the interim period of the fiscal year ending March 31, 2008 have been revised as follows:

	Net sales	Operating income	Ordinary income	Interim net income	Interim net income per share
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(yen)
Previous forecast (A)	193,000	15,000	16,000	10,000	25.13
Revised forecasts (B)	192,600	18,200	18,000	11,000	27.65

Increase/(Decrease) (B-A)	(400)	3,200	2,000	1,000	2.52
Rate of change (%)	(0.2%)	21.3%	12.5%	10.0%	10.0%
(For reference): Results for interim period ended September 30, 2006	173,139	14,570	15,137	3,984	9.66

(2) Reason for Revisions

Net sales for the current interim period are expected to remain at around the same level as the previous forecasts. However, as a result of a shift in research and development and other expenses to the second half of the fiscal year and cost savings, profits, both consolidated and unconsolidated results, are expected to exceed the previous forecasts.

Because the research and development and other expenses are expected to be incurred in the second half of the fiscal year, the full year forecasts, as disclosed on July 27, 2007, will not be revised.

This press release has been prepared only for the purpose of informing the public of the Tender Offer and other issues. This has not been prepared for soliciting sales or purchases. When conducting any sales, shareholders should make appropriate judgments after reviewing the tender offer explanatory statement for the Tender Offer prepared by the Company.

Neither this press release nor any part hereof constitutes any document to subscribe for, to solicit the sales of, or solicit applications for the purchase of, securities. Neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, nor may it be relied on at the time of concluding any agreement.

Certain countries, regions and other jurisdictions may impose certain restrictions on the release, issue or distribution of press releases of this nature under their laws and regulations. In such cases, you are required to comply with such laws and regulations in such countries, regions and other jurisdictions in light of such restrictions. In jurisdictions where the implementation of the Tender Offer is illegal, even if you receive this press release, such receipt shall not constitute any solicitation for the application for the purchase or sale of share certificates in relation to this Tender Offer, and this press release shall be deemed as the distribution of information for reference only.

[Attachment] Kyowa Hakko's Press Release: "Notification with respect to Approval of Tender Offer For Shares of Kyowa Hakko Kogyo Co., Ltd."

Alliance. JPMorgan does not express any opinion as to the prices at which the common shares of Kirin Holdings or common shares of Kyowa Hakko will trade in the future.

JPMorgan has acted as financial advisor to Kirin Holdings with respect to the Strategic Alliance and will receive fees from Kirin Holdings. Furthermore, Kirin Holdings has agreed to indemnify JPMorgan against certain liabilities arising out of its role as a financial advisor. JPMorgan or its affiliates have, to date, provided other investment banking services to Kirin Holdings. JPMorgan or its affiliates may, during the ordinary course of business, engage in transactions for its own account or for customers' accounts with respect to bond certificates or equity securities of Kirin Holdings, Kirin Pharma or Kyowa Hakko. Accordingly, JPMorgan or its affiliates may possibly hold a long position or short position with respect to these shares at any time.

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